SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

___________

ELBIT SYSTEMS LTD.

(Name of Issuer)

Ordinary Shares, Nominal Value 1.00 New Israeli Shekels per share		M3760D101
(Title of class of securities)
Zvi Firon, Advocate M. Firon & Co., Advocates and Notaries 16 Abba Hillel Silver Road Ramat Gan, Israel 972-3-7540000
(Name, address and telephone number of person authorized to receive notices and communications)
November 27, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. M3760D101	Page 2

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Michael Federmann

2.	Check the Appropriate Box if Member of a Group
	(a)	[X]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds		BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization		Israel

Number of Shares	7. Sole Voting Power		-0-
Beneficially Owned	8. Shared Voting Power		19,128,469[1]
By Each Reporting	9. Sole Dispositive Power		-0-
Person With	10. Shared Dispositive Power		19,105,448
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		19,128,469[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[_]

13.	Percent of Class Represented by Amount in Row (11)		45.50%

14.	Type of Reporting Person (See Instructions)		IN

(1)	The 19,128,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,105,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. M3760D101	Page 3

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Federmann Enterprises Ltd.

2.	Check the Appropriate Box if Member of a Group
	(a)	[X]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds		BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization		Israel

Number of Shares	7. Sole Voting Power		-0-
Beneficially Owned	8. Shared Voting Power		19,128,469[1]
By Each Reporting	9. Sole Dispositive Power		-0-
Person With	10. Shared Dispositive Power		19,105,448
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		19,128,469[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[_]

13.	Percent of Class Represented by Amount in Row (11)		45.50%

14.	Type of Reporting Person (See Instructions)		CO

(1)	The 19,128,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,105,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. M3760D101	Page 4

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Heris Aktiengesellschaft

2.	Check the Appropriate Box if Member of a Group
	(a)	[X]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds		N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization		Liechtenstein

Number of Shares	7. Sole Voting Power		-0-
Beneficially Owned	8. Shared Voting Power		3,836,458
By Each Reporting	9. Sole Dispositive Power		-0-
Person With	10. Shared Dispositive Power		3,836,458
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,836,458

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[_]

13.	Percent of Class Represented by Amount in Row (11)		9.12%

14.	Type of Reporting Person (See Instructions)		CO

CUSIP No. M3760D101	Page 5

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Beit Federmann Ltd.

2.	Check the Appropriate Box if Member of a Group
	(a)	[X]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds		BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization		Israel

Number of Shares	7. Sole Voting Power		-0-
Beneficially Owned	8. Shared Voting Power		19,128,469[1]
By Each Reporting	9. Sole Dispositive Power		-0-
Person With	10. Shared Dispositive Power		19,105,448
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		19,128,469[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[_]

13.	Percent of Class Represented by Amount in Row (11)		45.50%

14.	Type of Reporting Person (See Instructions)		CO

(1)	The 19,128,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,105,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. M3760D101	Page 6

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Beit Bella Ltd.

2.	Check the Appropriate Box if Member of a Group
	(a)	[X]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds		BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization		Israel

Number of Shares	7. Sole Voting Power		-0-
Beneficially Owned	8. Shared Voting Power		19,128,469[1]
By Each Reporting	9. Sole Dispositive Power		-0-
Person With	10. Shared Dispositive Power		19,105,448
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		19,128,469[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[_]

13.	Percent of Class Represented by Amount in Row (11)		45.50%

14.	Type of Reporting Person (See Instructions)		CO

(1)	The 19,128,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,105,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

CUSIP No. M3760D101	Page 7

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Beit Yekutiel Ltd.

2.	Check the Appropriate Box if Member of a Group
	(a)	[X]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds		BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization		Israel

Number of Shares	7. Sole Voting Power		-0-
Beneficially Owned	8. Shared Voting Power		19,128,469[1]
By Each Reporting	9. Sole Dispositive Power		-0-
Person With	10. Shared Dispositive Power		19,105,448
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		19,128,469[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[_]

13.	Percent of Class Represented by Amount in Row (11)		45.50%

14.	Type of Reporting Person (See Instructions)		CO

(1)	The 19,128,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 19,105,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

Explanatory Note

        This Amendment No. 5 to the Schedule 13D amends and restates Schedule 13D and Amendments No. 1, No. 2, No. 3 and No. 4 to the Schedule 13D previously filed with the Securities and Exchange Commission (collectively, the "Prior Schedule").

Item 1.        Security and Issuer.

        The title and class of equity security to which this Amendment No. 5 to the Schedule 13D relates is ordinary shares, nominal value 1.00 New Israeli Shekels per share (the “Ordinary Shares”), of the Elbit Systems Ltd. (the “Issuer”), a corporation existing under the laws of the State of Israel. The address of the Issuer’s principal executive offices is Advanced Technology Center, Haifa, Israel 31053.

        The Ordinary Shares are traded on the NASDAQ National Market System and the Tel Aviv Stock Exchange.

        The CUSIP number for the Ordinary Shares is M3760D101.

Item 2.        Identity and Background.

        This statement is being filed by Michael Federmann, for and on behalf of himself, Federmann Enterprises Ltd. (“FEL”), Heris Aktiengesellschaft (“HF”), Beit Federmann Ltd. (“BFL”), Beit Bella Ltd. (“BBL”) and Beit Yekutiel Ltd. (“BYL”) (collectively, the “Reporting Persons” or the “Federmann Group”). Michael Federmann is the controlling shareholder of each of BBL and BYL; BBL and BYL are the controlling shareholders of BFL; BFL is the controlling shareholder of FEL; and FEL is the controlling shareholder of HF. The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(k) under the 1934 Act. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

        The business address of Mr. Michael Federmann is c/o Federmann Enterprises Ltd., 87 Hayarkon Street, Tel-Aviv, Israel. Mr. Michael Federmann is the Chairman of the Board of Directors of each of FEL (see description below) and Dan Hotels Corp. Ltd., which is principally engaged in the business of operating luxury hotels in Israel. The address of Dan Hotels Corp. Ltd. is 111 Hayarkon Street, Tel Aviv, Israel. Mr. Michael Federmann is also the Chairman of the Board of Directors of the Issuer, which is principally engaged in the development, manufacturing and integration of advanced, high-performance defense electronics systems. The address of the Issuer is set forth in Item 1 above. Mr. Michael Federmann is a citizen of the State of Israel.

        FEL is a corporation existing under the laws of the State of Israel with its principal executive offices located at 87 Hayarkon Street, Tel-Aviv, Israel. The principal business activity of FEL is the holding and managing of investments in private and public companies.

        HF is a corporation existing under the laws of the State of Liechtenstein with its principal executive offices located at Aeulestrasse 38 F1-9490 Vaduz Forstentum Liechtenstein, c/o Prasidial-Anstalt. The principal business activity of HF is the holding of investments in private and public companies.

        Each of BFL, BBL and BYL is a corporation existing under the laws of the State of Israel with its registered offices located at 16 Abba Hillel Silver Road, Ramat Gan, Israel, c/o M. Firon & Co., Advocates and Notaries. The principal business activity of each of BFL, BBL and BYL is the holding of investments in private companies.

        The name, present business address, present principal occupation or employment and citizenship of each director and executive officer of FEL, HF, BFL, BBL and BYL are set forth on Schedules A, B, C, D and E attached hereto, respectively.

        During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

        On December 19, 1999, the Issuer, FEL, HF, Rehovot Instruments Ltd. and Elop Electro-Optics Industries Ltd. (“Elop”) entered into a Merger Agreement (the “Merger Agreement”), pursuant to which Elop would be merged into and become a subsidiary of the Issuer in exchange for the issuance by the Issuer of an aggregate of 12,100,000 Ordinary Shares to FEL and HF. The merger transaction contemplated under the Merger Agreement was completed on July 5, 2000.

        On July 28, 2004 FEL purchased from Elron Electronic Industries Ltd. (“Elron”) 7,815,448 Ordinary Shares and Associated Rights for an aggregate purchase price of $196.5 million. In order to obtain some of the funds to purchase the 7,815,448 Ordinary Shares and Associated Rights from Elron, FEL entered into a loan agreement with Bank Leumi Le’Israel B.M. (the “Lender”), dated July 28, 2004 (the “Loan Agreement”) and two related security agreements with the Lender, each dated July 28, 2004 (each, a “Security Agreement”). A summary of the Loan Agreement is attached hereto as Exhibit 3 and a summary of the Security Agreements is attached hereto as Exhibit 4. The remainder of the purchase price was paid by FEL from its own funds. As of December 1, 2006, approximately $60 million remains outstanding under the Loan Agreement and the outstanding amount is secured by 4,655,448 Ordinary Shares pledged in favor of the Lender.

        The shares so pledged are registered in the name of a trust company which is an affiliate of the Lender (the “Bank Trustee”). The Bank Trustee has granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked by the Lender upon the occurrence of an event of default under the Loan Agreement. In addition, FEL agreed, if necessary to make payments under the Loan Agreement, to sell up to approximately 4 million Ordinary Shares previously held by it and to use the proceeds for payment of the Loan. In an amendment to the Loan Agreement, dated December 29, 2005, the number of shares to potentially be sold was reduced to 1,000,000. The Loan Agreement contains customary events of default.

        Pursuant to Israeli law, the Reporting Persons, together with the Issuer, may be considered, or prima facie deemed, to beneficially own the Ordinary Shares held by a wholly owned subsidiary of the Issuer. A wholly owned subsidiary of the Issuer holds 23,021 Ordinary Shares which are entitled to be voted. Therefore, the Reporting Persons may have the right to direct the vote of such Ordinary Shares and may be considered, or prima facie deemed, to beneficially own such Ordinary Shares. Each of the Reporting Persons currently beneficially owns 19,105,448 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares.

Item 4.        Purpose of Transaction.

        On December 27, 2004, the Issuer signed a Share Transfer Deed (the “Original Tadiran Deed”) and a Shareholders Agreement (the “Original Tadiran Shareholders Agreement” and the transactions contemplated by the Original Tadiran Deed and the Original Tadiran Shareholders Agreement, the “Original Tadiran Acquisition”) with Koor Industries Ltd. (“Koor”) regarding the Issuer’s purchase from Koor of the 3,944,276 ordinary shares held by Koor in Tadiran Communications Ltd. (“Tadiran”) for overall consideration of approximately $146 million, based on a purchase price of $37.00 per share (subject to adjustment for dividends and interest). The Original Tadiran Acquisition was to be made in two stages. In “Stage A” (as defined in the Original Tadiran Deed), the Issuer purchased from Koor 1,700,000 ordinary shares of Tadiran. In “Stage B” (as defined in the Original Tadiran Deed), the Issuer was to purchase the balance (an additional 2,244,276 shares) of the Tadiran ordinary shares then held by Koor. On July 6, 2005, the Issuer and Koor entered into amendments to both the Original Tadiran Deed and the Original Tadiran Shareholders Agreement (hereinafter the “Amended Tadiran Deed”, the “Amended Tadiran Shareholders Agreement” and, collectively, the “Amended Tadiran Acquisition Agreements” or the “Amended Tadiran Transaction”). The major revisions in the Amended Tadiran Acquisition Agreements related to the addition of a “new Stage B”. Under the new Stage B the Issuer accelerated the purchase from Koor of 623,115 ordinary shares in Tadiran which represent approximately 5% of Tadiran’s shares, resulting in the Issuer holding a total of approximately 26% of Tadiran’s shares based on Tadiran’s current share capital. Under the Amended Tadiran Deed, the Issuer purchased the balance (an additional 1,621,161 shares) of the Tadiran shares held by Koor under a “new Stage C”. The total consideration for the Amended Tadiran Acquisition remains the same as under the original Tadiran Acquisition.

        Concurrently with the signing of the Original Tadiran Acquisition Agreements, Koor signed a Share Transfer Deed with FEL (the “Original Koor — FEL Deed”) and a Shareholders Agreement with FEL and HF (the “New Shareholders Agreement”) relating to the purchase by Koor from FEL of 4,000,000 ordinary shares of the Issuer, representing approximately 9.8% of the Issuer’s issued and outstanding ordinary shares based on the Issuer’s current share capital (the “Koor – FEL Transaction”). (The Original Koor – FEL Deed and the New Shareholders Agreement are referred to as the “Original Koor – FEL Agreements” or the “Original Koor — FEL Transactions”). The total consideration that was to be paid by Koor to FEL under the Original Koor – FEL Transaction was approximately $99 million, based on a purchase price of $24.70 per Issuer share (subject to deductions for dividends paid by the Issuer). Interest is payable for any amounts paid after April 1, 2005.

        The Original Koor – FEL Transaction was to be consummated in two stages. “Stage A” (as defined in the Original Koor – FEL Deed) of the Original Koor – FEL Transaction closed concurrently with Stage A of the Tadiran Acquisition. “Stage B” (as defined in the Original Koor – FEL Deed) of the Original Koor – FEL Transaction was to occur concurrently with the original Stage B of the Tadiran Acquisition, subject to certain exceptions as described in the Original Koor - FEL Deed. Pursuant to Stage A of the Original Koor – FEL Transaction, Koor purchased 2,160,000 ordinary shares, representing approximately 5.3% of the Issuer’s shares (based on the Issuer’s current share capital), and FEL supported the appointment of one director nominated by Koor to the Issuer’s Board of Directors (the “Issuer’s Board”). Under Stage B of the Original Koor – FEL Transaction, Koor was to purchase from FEL an additional 1,840,000 ordinary shares, representing approximately 4.5% of the Issuer’s shares (based on the Issuer’s current share capital), and FEL agreed to support the appointment of an additional director to be nominated by Koor to the Issuer’s Board (such that Koor nominees will consist of not less than 20% of the directors on the Issuer’s Board).

        On July 6, 2005, concurrently with the signing of the Amended Tadiran Acquisition Agreement, Koor and FEL entered into amendments to the Original Koor-FEL Deed (the “Amended Koor-FEL Deed”) and to the New Shareholders Agreement (the “Amended Koor — FEL Transaction”). Pursuant to the Amended Koor-FEL Deed, in Stage B Koor purchased 1,000,000 ordinary shares of the Issuer (representing approximately 2.45% of the Issuer’s shares based on the Issuer’s then current share capital) rather than 1,840,000 ordinary shares of the Issuer, as provided in the Original Koor-FEL Deed (representing approximately 4.5% of the Issuer’s shares based on the Issuer’s then current share capital). The closing of Stage B of the Amended Koor-FEL Transaction occurred on August 25, 2005 immediately following the closing of the New Stage B under the Amended Tadiran Acquisition Agreement. The Amended Koor-FEL Transaction was not conditioned on the completion of any stages of the Tadiran Acquisition and the Amended Koor — FEL Transaction was not subject to any conditions precedent.

        Following the completion of Stage B of the Amended Koor-FEL Deed, Koor owned 3,160,000 ordinary shares of the Issuer, representing approximately 7.75% of the Issuer’s shares based on the Issuer’s then outstanding share capital. The consideration per share that was paid by Koor to FEL remained the same as under the original Koor-FEL Deed, and the other provisions of the original Koor-FEL Agreements remained substantially the same.

        On November 27, 2006, FEL purchased from Koor 50,000 Ordinary Shares for an aggregate purchase price of $ $1,662,810 (which represents a price per share of $33.26 – the market price of the shares at that time) and subsequently, on November 27, 2006, FEL purchased from Koor, 2,300,000 ordinary shares at a price per share of $30.60 (the “Repurchased Shares”), representing approximately 5.6% of the Issuer’s shares based on the Issuer’s then outstanding share capital. The consideration per Repurchased Share payable by FEL to Koor is $30.60. At the closing, on November 27, 2007, (i) FEL paid Koor the purchase price for 460,000 of the Repurchased Shares and received such shares and (ii) the remaining 1,840,000 Repurchased Shares were registered in the name of FEL and then immediately registered in the name of a trust company (the “FEL Trustee”) and pledged in favor of Koor to secure future payments by FEL as described below. FEL will pay the purchase price for the remaining Repurchased Shares in four equal installments on March 26, 2007, June 26, 2007, September 26, 2007 and December 26, 2007 and has issued to Koor a debenture evidencing such payments. Upon making each future payment by FEL, 460,000 of the Repurchased Shares will be transferred by the FEL Trustee to FEL and the pledge on such shares in favor of Koor will be released. The FEL Trustee has granted FEL a proxy to vote the pledged Repurchased Shares.

        Concurrently with the purchase of the Repurchased Shares, FEL and Koor terminated the New Shareholders Agreement and Jonathan Kolber, Koor’s nominee to the Issuer’s Board of Directors, announced his resignation as a director of the Issuer.

        Except as set forth above, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

    (a)        The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D/A are incorporated herein by reference. As of December 1, 2006, each of the Reporting Persons beneficially owns an aggregate of 19,128,469 Ordinary Shares, representing approximately 45.50% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 42,029,023 Ordinary Shares outstanding as of September 30, 2006, excluding 385,900 Ordinary Shares held in treasury by the Issuer), except for HF which beneficially owns 3,836,458 Ordinary Shares, representing approximately 9.12% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 42,029,023 Ordinary Shares outstanding as of September 30, 2006, excluding 385,900 Ordinary Shares held in treasury by the Issuer).

        Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares.

    (b)        The responses of the Reporting Persons to (i) Rows (7) through (10) of this Schedule 13D/A and (ii) Item 5(a) hereof are incorporated herein by reference.

        Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

    (c)        On April 18, 2005 FEL and Koor consummated Stage A of the Original Koor-FEL Deed, dated December 27, 2004. Pursuant thereto, FEL sold Koor 2,160,000 Ordinary Shares at a price per share of $24.62. On August 25, 2005, FEL and Koor consummated Stage B of the Amended Koor-FEL Deed. Pursuant thereto, FEL sold Koor 1,000,000 ordinary shares at a price per share of $24.91. On November 27, 2006, FEL purchased from Koor 50,000 Ordinary Shares for an aggregate purchase price of $ $1,662,810 (which represents a price per share of $33.26 – the market price of the shares at that time) and subsequently, on November 27, 2006, FEL bought from Koor, 2,300,000 ordinary shares at a price per share of $30.60. As a result, each of the Reporting Persons beneficially owns 19,128,469 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares.

    (d)        Pursuant to Israeli law, the Reporting Persons, together with the Issuer, may be considered, or prima facie deemed, to beneficially own Ordinary Shares held by a wholly owned subsidiary of the Issuer. A wholly owned subsidiary of the Issuer holds 23,021 Ordinary Shares which are entitled to be voted. Therefore, the Reporting Persons may have the right to direct the vote of such Ordinary Shares and may be considered, or prima facie deemed, to beneficially own such Ordinary Shares.

        The remaining 4,655,448 Ordinary Shares and Associated Rights purchased from Elron are registered in the name of the Bank Trustee, which is an affiliate of the Lender. The Bank Trustee granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked upon the occurrence of an event of default under the Loan Agreement. Upon the termination of the Loan Agreement, such Ordinary Shares will be re-registered under the name of FEL.

        1,840,000 of the Repurchased Shares are registered in the name of the FEL Trustee. The FEL Trustee granted FEL a proxy to vote the pledged Repurchased Shares. This proxy can be revoked upon the occurrence of an event of default under the debenture issued by FEL to Koor. Upon each payment for a portion of the Repurchased Shares, such Ordinary Shares will be re-registered under the name of FEL.

        Each of the Reporting Persons currently beneficially owns 19,128,469 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares. The wholly owned subsidiary of the Issuer, however, retains the right to dispose of the Ordinary Shares held by it.

        Under the Loan Agreement, FEL undertook to oppose any amendment of the Issuer’s organizational documents that would adversely affect the Lender’s rights in connection with the pledged Ordinary Shares and Associated Rights. Failure to do so will be considered to be a default under the Loan Agreements.

    (e)        Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The information set forth in Items 3 and 4 hereof is incorporated herein by reference.

        On July 5, 2000, upon consummation of the merger transaction contemplated by the Merger Agreement, Elron, FEL and HF entered into a Registration Rights Agreement which governs the rights and obligations of the parties with respect to the registration of their Ordinary Shares for sale in the United States. Elron’s rights under the Registration Rights Agreement were assigned to FEL on July 28, 2004. A copy of that agreement is set forth on Exhibit 2.

        An agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments hereto is attached as Exhibit 1.

        Under the Loan Agreement, FEL undertook to oppose any amendment of the Issuer’s organizational documents that would adversely affect the Lender’s rights in connection with the pledged Ordinary Shares and Associated Rights. Failure to do so will be considered to be a default under the Loan Agreements.

        Pursuant to the Security Agreements, the remaining 4,655,448 Ordinary Shares and Associated Rights purchased from Elron are pledged to the Lender. Such Ordinary Shares are registered in the name of the Bank Trustee, which is a trust company and an affiliate of the

Lender. The Bank Trustee granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked by the Lender upon the occurrence of an event of default under the Loan Agreement. Upon the termination of the Loan Agreement, such Ordinary Shares will be released from the pledge and re-registered under the name of FEL.

        1,840,000 of the Repurchased Shares are registered in the name of the FEL Trustee. The FEL Trustee granted FEL a proxy to vote the pledged Repurchased Shares. This proxy can be revoked upon the occurrence of an event of default under the debenture issued by FEL to Koor. Upon each payment for a portion of the Repurchased Shares, such Ordinary Shares will be released from the pledge and re-registered under the name of FEL.

        Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer.

Item 7.        Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and among Michael Federmann, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd. (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 2	Registration Rights Agreement dated July 5, 2000 by and among Elbit Systems Ltd., Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft). (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 3	English Summary of Loan Agreement dated July 28, 2004 by and among Michael Federmann, Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 4	English Summary of Security Agreements, dated July 28, 2004, by and between Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 5	English Translation of the Original Koor -FEL Deed, dated December 27, 2004, (Incorporated by reference to Amendment No. 3 to the Schedule 13D filed by the reporting persons on May 5, 2005).

Exhibit 6	English Translation of the Amended Koor-FEL Deed dated July 6, 2005 (Incorporated by reference to Amendment No. 4 to the Schedule 13D filed by the reporting persons on September 19, 2005).

Exhibit 7	English Translation of the Share Transfer Deed, dated November 27, 2006, between Koor and FEL.

Exhibit 8	English Translation of the Purchase Agreement, dated November 22, 2006, between Koor and FEL.

Exhibit 9	English Translation of the Debenture, dated November 23, 2006, issued by FEL in favor of Koor.

Exhibit 10	English Translation of the Trust Agreement, dated November 22, 2006, among FEL, Koor and the FEL Trustee.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2006

/s/ Michael Federmann
Michael Federmann

FEDERMANN ENTERPRISES LTD.

By: /s/ Michael Federmann
Name: Michael Federmann
Title: Chairman of the Board

HERIS AKTIENGESELLSCHAFT
By: /s/ Michael Federmann
Michael Federmann, Attorney in Fact

BEIT FEDERMANN LTD.
By: /s/ Michael Federmann
Name: Michael Federmann
Title: Director

BEIT YEKUTIEL LTD.
By: /s/ Michael Federmann
Name: Michael Federmann
Title: Director

BEIT BELLA LTD.
By: /s/ Michael Federmann
Name: Michael Federmann
Title: Director

SCHEDULE A TO SCHEDULE 13D/A

        Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

FEDERMANN ENTERPRISES LTD.
DIRECTORS AND EXECUTIVE OFFICERS

NAME*	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Directors
Bella Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Michael Federmann	87 Hayarkon St.	Chairman of the Board
	Tel-Aviv, Israel	of each of Federmann Enterprises Ltd.,
Dan Hotels Corp. Ltd. and Elbit Systems Ltd.
Ami Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Irit Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Liora Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Officers
Dov Ninveh	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Aharon Beth-Halachmi	87 Hayarkon St.	Manager
Tel-Aviv, Israel

* Each person listed in this Schedule is a citizen of the State of Israel.

SCHEDULE B TO SCHEDULE 13D/A

        Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

HERIS AKTIENGESELLSCHAFT
DIRECTORS AND EXECUTIVE OFFICERS

NAME AND CITIZENSHIP	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Directors
Prasidial	Aeulestrasse 38	Management Company
Management Anstalt	Fl-9490 Vaduz
Forstentum Liechtenstein
Dr. Lina Alexander	Aeulestrasse 38	Manager
Austrian	Fl-9490 Vaduz
Forstentum Liechtenstein
Michael Federmann	87 Hayarkon St.	Chairman of the Board
	Tel-Aviv, Israel	of each of Federmann Enterprises Ltd.,
Dan Hotels Corp. Ltd. and Elbit Systems Ltd.
Federmann Enterprises ltd.	87 Hayarkon St.
Tel-Aviv, Israel
Officers
None

SCHEDULE C TO SCHEDULE 13D/A

        Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

BEIT FEDERMANN LTD.
DIRECTORS AND EXECUTIVE OFFICERS

NAME*	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Directors
Bella Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Michael Federmann	87 Hayarkon St.	Chairman of the Board
	Tel-Aviv, Israel	of each of Federmann Enterprises Ltd.,
Dan Hotels Corp. Ltd. and Elbit Systems Ltd.
Ami Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Irit Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Liora Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Officers
None

* Each person listed in this Schedule is a citizen of the State of Israel.

SCHEDULE D TO SCHEDULE 13D/A

        Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

BEIT BELLA LTD.
DIRECTORS AND EXECUTIVE OFFICERS

NAME*	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Directors
Bella Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Michael Federmann	87 Hayarkon St.	Chairman of the Board
	Tel-Aviv, Israel	of each of Federmann Enterprises Ltd.,
Dan Hotels Corp. Ltd. and Elbit Systems Ltd.
Ami Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Liora Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Officers
None

* Each person listed in this Schedule is a citizen of the State of Israel.

SCHEDULE E TO SCHEDULE 13D/A

        Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

BEIT YEKUTIEL LTD.
DIRECTORS AND EXECUTIVE OFFICERS

NAME*	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Directors
Bella Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Michael Federmann	87 Hayarkon St.	Chairman of the Board
	Tel-Aviv, Israel	of each of Federmann Enterprises Ltd.,
Dan Hotels Corp. Ltd. and Elbit Systems Ltd.
Ami Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Liora Federmann	87 Hayarkon St.	Manager
Tel-Aviv, Israel
Officers
None

* Each person listed in this Schedule is a citizen of the State of Israel.

EXHIBIT INDEX

Exhibit No.

Exhibit 1	Joint Filing Agreement by and among Michael Federmann, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd. (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 2	Registration Rights Agreement dated July 5, 2000 by and among Elbit Systems Ltd., Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft). (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 3	English Summary of Loan Agreement dated July 28, 2004 by and among Michael Federmann, Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 4	English Summary of Security Agreements, dated July 28, 2004, by and between Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 5	English Translation of the Original Koor -FEL Deed, dated December 27, 2004, (Incorporated by reference to Amendment No. 3 to the Schedule 13D filed by the reporting persons on May 5, 2005).

Exhibit 6	English Translation of the Amended Koor-FEL Deed dated July 6, 2005 (Incorporated by reference to Amendment No. 4 to the Schedule 13D filed by the reporting persons on September 19, 2005).

Exhibit 7	English Translation of the Share Transfer Deed, dated November 27, 2006, between Koor and FEL.

Exhibit 8	English Translation of the Purchase Agreement, dated November 22, 2006, between Koor and FEL.

Exhibit 9	English Translation of the Debenture, dated November 23, 2006, issued by FEL in favor of Koor.

Exhibit 10	English Translation of the Trust Agreement, dated November 22, 2006, among FEL, Koor and the FEL Trustee.

Exhibit 7

(Part 1 (a))

SHARE TRANSFER DEED

I, the undersigned, Koor Industries Ltd. (public company no. 520014143) hereby transfer to Federmann Enterprises Ltd. (private company no. 512278391) (hereinafter: the “Transferee”) 50,000 ordinary shares of NIS 1 par value each marked by numbers 4,055,449 to 4,105,448 inclusive in Elbit Systems Ltd., public company no. 520043027, at a price of NIS 143.70 per share and a total of NIS 7,185,000 to be held by the said Transferee, its executors, administrators, attornies and transferees under all the conditions according to which I held them at the time of execution of this deed.

And I, the Transferee, agree to accept the aforementioned shares under the above conditions.

As witness to the signature in Tel Aviv

Date: November 27, 2006
Time: 10:20

Signature of Transferor: Witness to Signature: Signature of Transferee: Witness to Signature:	Koor Industries Ltd.

( - )
___________________________
Koor Industries Ltd.

( - )
________________________

Federmann Enterprises Ltd.
( - )
____________________
Federmann Enterprises Ltd.

( - )
_______________________
[illegible handwriting]

Exhibit 8

(Main Agreement)
Final Version

AGREEMENT

        Made and entered into in Tel Aviv on this 22nd day of the month of November in the year 2006

BY AND BETWEEN	Federmann Enterprises Ltd. (private co. no. 512278391) of 99 Hayarkon Street, Tel Aviv (hereinafter: "Federmann")
of the first part
AND	Koor Industries Ltd. (public co. no. 520014143) Azrieli Center, Triangle Tower (43rd floor), Tel Aviv, 67023 (hereinafter: "Koor")
of the second part
(hereinafter: the "Parties")
WHEREAS	Koor holds 3,160,000 (Three Million One Hundred Sixty Thousand) ordinary shares in the issued and paid-up share capital of Elbit Systems Ltd., a public company duly incorporated in Israel, whose number at the Registrar of Companies is public company no. 520043027 (hereinafter: the “Company”) which Federmann acquired pursuant to a share transfer deed dated December 27, 2004 (as amended on July 6, 2005); and

WHEREAS	Koor wishes to sell and transfer to Federmann the Sold Shares, all subject and pursuant to the following provisions of this Agreement; and

WHEREAS	Federmann is interested in acquiring from Koor the Sold Shares, all subject and pursuant to the provisions of this Agreement; and

WHEREAS	the Parties wish to rescind the shareholders agreement executed between themselves and Heris Aktiengesellschaft (“Heris”) on December 27, 2004 (as amended on July 6, 2005) in connection with their holdings in the Company (the “Shareholders Agreement”), all pursuant to the following provisions of this Agreement.

Now therefore the parties hereto agree as follows:

1.	Preamble, Appendices and Interpretation

1.	The Preamble to this Agreement and its Appendices constitute an integral part hereof.

1.2	The section headings in this Agreement are for convenience of reference only and shall not affect its interpretation.

2.	Definitions

2.1	In this Agreement, the following terms shall have the meaning appearing alongside each term, unless expressly stated otherwise:

The “Debenture”	A debenture in the form attached hereto as Appendix 2.1 (a) of this Agreement in connection with a first lien, unlimited in amount, in favor of Koor, on the Trust Shares and the rights deriving therefrom set forth in the Debenture, excluding dividend rights on account thereof, but including the Surplus Amounts. The Debenture includes a page with mortgage and lien particulars and a notice of pledge to be executed by Federmann on the Closing Date of the Transaction.

“United States Dollar” or “$" or "Dollar"	United States dollars.

The “Surplus Amounts”	Should the Company declare dividends in connection to any calendar quarter whatsoever, in an aggregate amount per share during this quarter exceeding 0.20 Dollar, this part of the dividends over and above 0.20 Dollar per share for the Trust Shares (as they may be on the actual date of the dividend distribution) shall constitute the “Surplus Amounts”, and for the removal of any doubt – the part of the dividends up to 0.20 Dollar per share in connection with the calendar quarter for the Trust Shares shall not constitute Surplus Amounts.

The "Company"	as defined in the Preamble to this Agreement.

The “Shareholders Agreement”	as defined in the Preamble to this Agreement.

The “Trust Agreement”	the trust agreement to be executed on the date of execution of this Agreement between Federmann, Koor and the Trustee, and attached as Appendix 2.1 (b) of this Agreement.

The “Companies Law”	the Companies Law, 5759-1999.

“ Business Day”	a day on which the two large banks in Israel are open for business in United States Dollars, excluding Fridays and the eves of festivals, which shall not be regarded as a Business Day.

"Koor"	as defined in the Preamble to this Agreement.

“Closing of the Transaction”	the First Payment Date.

“Payment Date”	each of the following dates: (a) the earlier date of the following (1) a date to fall on a Business Day to be determined by Federmann in a written notice to Koor at least 2 (two) Business Days in advance, or (2) December 26, 2006 (the “First Payment Date”); (b) March 26, 2007; (c) June 26, 2007; (d) September 26, 2007; and (e) December 26, 2007. To the extent that one of the Payment Dates set forth above does not fall on a Business Day, such Payment Date shall be regarded as falling on the first Business Day after the date in question.

“Ordinary Share” or “Ordinary Shares”	ordinary shares of NIS 1 par value each of the issued equity capital of the Company.

The “Sold Shares”	2,300,000 (Two Million Three Hundred Thousand) Ordinary Shares registered in the name of Koor in the books of the Company, the numbers of which are from 1,755,449 to 4,055,448 inclusive, as appearing in the share certificates, a copy of which is attached to this Agreement as Appendices“7.8(a)” and “7.8(b)” of this Agreement, subject to the adjustments as stated in section 10 below.

The “Trust Shares”	1,840,000 (One Million Eight Hundred Forty Thousand) Ordinary Shares out of the Sold Shares, the numbers of which are 2,215,449 to 4,055,448 inclusive, as this quantity of shares may be reduced each Payment Date by the number of Shares Released on the Payment Date, subject to the adjustments as stated in section 10 below.

The “Shares Released on the Payment Date”	460,000 (Four Hundred Sixty Thousand) Ordinary Shares out of the Trust Shares, the numbers of which are as follows:

respecting the Shares Released on the Second Payment Date – 2,215,449 to 2,675,448 inclusive,

respecting the Shares Released on the Third Payment Date - 2,675,449 to 3,135,448 inclusive,

respecting the Shares Released on the Fourth Payment Date - 3,135,449 to 3,595,448 inclusive,

respecting the Shares Released on the Fifth Payment Date - 3,595,449 to 4,055,448 inclusive,

and all subject to the adjustments as stated in section 10 below.

The “Shares on the First Payment Date”	460,000 (Four Hundred Sixty Thousand) Ordinary Shares out of the Sold Shares, the numbers of which are 1,755,449 to 2,215,448 inclusive, subject to the adjustments as stated in section 10 below.

The “Trustee”	G.L.E. Trust Services Ltd. [trust company of Goldfarb Levy Eran & Co.].

“ Free and Clear”	free and clear of any encumbrance, pledge, attachment, levy, debt, lien, claim, priority right, right of refusal, option, blocked arrangement, or any other or additional third party right whatsoever of any kind or category, excluding restrictions on transfer of and/or trading in shares which are not registered under U.S. securities laws, excluding the lien on the Trust Shares pursuant to the provisions of this Agreement with reference to the Trust Shares only.

“Federmann”	as defined in the Preamble to this Agreement.

“ Interest Rate”	the three-month LIBOR rate, as it may be at Bank Leumi Leisrael Ltd. on any actual Payment Date whatsoever with respect to the interest period commencing on that Payment Date and terminating on the following Payment Date and with respect to the period prior to the First Payment Date – the three-month LIBOR rate as it is at Bank Leumi Leisrael on the date of execution of this Agreement.

“Agreement” or “this Agreement”	this share sale agreement, inclusive of all its appendices.

The “Consideration”	$30.6 (30 United States Dollars and 60 cents) for each of the Sold Shares and a total of $70,380,000 (Seventy Million Three Hundred Eighty Thousand United States Dollars).

The “Payment on the Payment Date”	$30.6 (30 United States Dollars and 60 cents) for each of the Shares Released on the Payment Date, and a total of $14,076,000 (Fourteen Million Seventy Six Thousand United States Dollars) plus interest on the Payment Date and VAT on the interest, to be paid by Federmann against delivery of a duly drawn up tax invoice.

The “Payment on the First Payment Date”	$30.6 (30 United States Dollars and 60 cents) for each of the shares on the First Payment Date, and a total of $14,076,000 (Fourteen Million Seventy Six Thousand United States Dollars) plus interest on the Payment Date and VAT on the interest, to be paid against delivery of a duly drawn up tax invoice.

The “Interest on the Payment Date”	an amount to be paid together with any payment whatsoever on account of the Consideration and to be calculated as follows:

(a)	respecting the First Payment Date – the amount of the Unpaid Balance on that date, multiplied by the relevant Interest Rate, to be calculated (on the basis of 360 days per annum) proportionately to the period commencing on the date of execution of this Agreement and terminating on the actual Payment Date of the entire payment on the First Payment Date;

(b)	respecting any other Payment Date – the amount of the Unpaid Balance on that date, multiplied by the relevant Interest Rate, to be calculated (on the basis of 360 days per annum) proportionately to the period commencing on the actual Payment Date preceding the Payment Date in question and terminating on the actual Payment Date of the entire payment on the date in question.

The “Unpaid Balance”	the balance of the Consideration not yet paid immediately prior to any Payment Date whatsoever, including immediately prior to the First Payment Date, whether or not the date for payment due has been reached.

3.	Koor Declarations and Undertakings

Koor hereby declares and undertakes to Federmann as follows:

3.1	It is a duly incorporated public company, its number at the Registrar of Companies is as appears at the head of this Agreement and no measures have been initiated or there is no threat that measures or proceedings will be initiated for dissolution, liquidation, winding up, receivership or such similar action against it.

3.2	On the date of execution of this Agreement and on the Closing Date of the Transaction it is and shall be the exclusive owner of the Sold Shares and that on the date of transfer of the Sold Shares to Federmann they shall be Free and Clear.

3.3	The transactions forming the subject matter of this Agreement were duly approved by Koor’s Board of Directors and Koor has no need to obtain any further approvals whatsoever by any of its organs to enter into this Agreement and perform all its undertakings hereunder.

3.4	The persons on behalf of Koor signing this Agreement and accompanying documents are competent to sign in Koor’s name on this Agreement and its accompanying documents and/or those documents required for the purpose of performance thereof, and to bind Koor by their signature and this Agreement inclusive of all its provisions binds Koor to all intents and purposes.

3.5	It has been a shareholder of the Company for several years, its representative sits on the Board of Directors of the Company and it decided to sell the Sold Shares as a strategic decision, with full knowledge of the state of the Company, its assets, plans and prospects and it is aware that Federman’s agreement to enter into this Agreement and the Consideration for the Sold Shares is based on this representation of Koor’s.

4.	Federmann Declarations and Undertakings

Federmann hereby declares and undertakes to Koor as follows:

4.1	It is a duly incorporated private company, its number at the Registrar of Companies is as appears at the head of this Agreement and no measures or proceedings have been initiated or there is no threat that measures or proceedings will be initiated for dissolution, liquidation, winding up, receivership or such similar action against it.

4.2	It has the capability and means for the full and timely fulfillment of its undertakings under this Agreement, and it has the financial resources to enable full payment of the Consideration (plus interest) on the dates as set forth in this Agreement.

4.3	The transactions forming the subject matter of this Agreement were duly approved by Federmann’s Board of Directors and Federmann has no need to obtain any further approvals whatsoever by any of its organs to enter into this Agreement and perform its undertakings hereunder.

4.4	The persons on behalf of Federmann signing this Agreement and its accompanying documents are competent to sign in Federmann’s name on this Agreement and its accompanying documents and/or those documents required for the purpose of its performance, and to bind Federmann by their signature, and this Agreement inclusive of all its provisions binds Federmann to all intents and purposes.

4.5	It has been a shareholder of the Company for several years and its representatives sit on the Board of Directors of the Company, and subject to the declarations and representations of Koor in section 3 of this Agreement only, the Sold Shares are acquired, as are the state of the Company and its assets, in an As Is state, without any further representations or declarations whatsoever from Koor or any person on its behalf, and the Consideration for the Sold Shares, as agreed between the Parties, was also determined taking into account the fact that the acquisition is on an As Is basis only, as stated above.

4.6	Subject to the declarations and undertakings of Koor in section 3 above, on the Closing Date of the Transaction, it will be the sole owner of the Sold Shares and the Sold Shares shall be Free and Clear on the date of transfer thereof to the Trustee.

5.	The Transaction

5.1	On the Closing Date of the Transaction inter alia all the following integrated acts shall take place:

5.1.1	Koor shall sell and transfer to Federmann the Sold Shares, Free and Clear;

5.1.2	Federmann shall transfer the payment to Koor on the First Payment Date;

5.1.3	Federmann shall transfer to the Trustee the Trust Shares, Free and Clear. The Shares shall be held by the Trustee pursuant to the provisions of the Trust Agreement and the Trustee shall deliver a general power of attorney and instruction to Federmann in connection with dividends, as set forth in sections 6 and 7 below;

5.1.4	Federmann shall impose a lien in favor of Koor on the Trust Shares in the form of a fixed first lien and fixed first pledge, pursuant to the provisions of the Debenture; and

5.1.5	The Shareholders Agreement shall be irrevocably rescinded as stated in section 11 below.

5.2	At each further Payment Date (after the First Payment Date) all the integrated acts set forth in section 8 below shall be performed.

5.3	Without derogating from any other relief available to Koor under the provisions of any law, where Federmann delays in making any payment whatsoever (or any part thereof) on any relevant Payment Date whatsoever and fails to make such payment within 14 (fourteen) days of the Payment Date in question:

5.3.1	Arrearage interest at an annual rate of 3-month LIBOR interest shall be added to each delayed amount (including amounts on account of delayed interest accumulated up to the relevant Payment Date) commencing on the relevant Payment Date until the actual Payment Date, as it shall be at Bank Leumi Leisrael Ltd. on the relevant Payment Date plus 2% (“Arrearage Interest”).

5.3.2	Koor shall be entitled to render due and payable the entire Consideration on the delayed Payment Dates, together with any Interest and Arrearage Interest accumulated on account thereof and other assured amounts (as defined in the Debenture) and/or immediately realize the Trust Shares, as they may at that time (the “Realized Shares”).

5.3.3	Alternatively, Koor shall be entitled to rescind this Agreement upon 14 days prior written notice to Federmann, and should Federmann fail to pay the payment on the delayed Payment Date, plus Arrearage Interest within the aforesaid 14 days – to recover possession of the Trust Shares, as they were on the date of rescission (the “Returned Shares”). For the removal of any doubt, Koor shall not be obligated to wait 14 days as stated in the opening part of this section 5.3, prior to giving the aforesaid written notice, as stated in this section 5.3.3. It is agreed that any rescission of this Agreement after the Closing Date of the Transaction shall not be incidental to or cause the return by Federmann to Koor of any of the Sold Shares which are not Trust Shares on the date of rescission, or the return by Koor to Federmann of any part of the Consideration (plus interest) paid to Koor on account of the Sold Shares up to the date of rescission, or the rescission of the Shareholders Agreement as stated in section 11 below.

5.4	Dividends on the Sold Shares

Federmann shall be entitled to receive any dividend to be paid by the Company after the Closing Date of the Transaction for each of the Sold Shares (apart from the Surplus Amounts on the Trust Shares transferred to the Trustee), including a dividend for the Sold Shares declared by the Company in connection with the third calendar quarter for 2006 on November 13, 2006 and where the effective date for which is November 28, 2006 (the “Dividend Declared”), even if the Sold Shares have not yet been transferred to Federmann and/or the Trustee (the Trust Shares), and even if the X day or effective date in connection with these dividends falls prior to the Sold Shares having been transferred to Federmann and/or the Trustee (the Trust Shares), provided that respecting the Dividend Declared – Federmann’s right to obtain such dividend is contingent on the fact that the Closing Date of the Transaction is performed by the end of the day on December 10, 2006. Where the Closing Date of the Transaction has not been completed by the end of the day on December 10, 2006, and for any reason whatsoever the Dividend Declared is paid to Federmann, Federmann shall reimburse within 7 days of the date of Koor’s written demand, the amounts of the Dividend Declared paid to it as aforesaid plus interest at the Interest Rate on the amounts as aforesaid commencing on the date of actual receipt of the dividend by Federmann until the date of its return to Koor. Where Federmann fails to pay the full dividend amounts plus interest within the seven aforesaid days, Arrearage Interest shall be added to these amounts commencing at the end of the aforesaid 7 days until the date of actual payment. On the date of execution of this Agreement Koor shall sign a notice to the Company in the form attached to this Agreement as Appendix 5.4, instructing the Company to pay any such dividend directly to Federmann and it shall be delivered to Federmann for delivery to the Company.Where the Closing Date of the Transaction is completed by the end of the day on December 10, 2006, and for any reason whatsoever the Dividend Declared was paid directly to Koor, Koor shall pay Federmann within 7 days of the date of Federmann’s written request, amounts of the Dividend Declared and paid to it as aforesaid, plus interest at the Interest Rate on the aforesaid amounts commencing on the date of actual receipt of the Dividend by Koor until the date of payment to Federmann. Where Koor fails to pay the entire amounts of the Dividend plus interest within the aforesaid seven days, Arrearage Interest shall be added to these amounts commencing at the end of the seven days until the date of actual payment.Notwithstanding the aforesaid, if and to the extent that the Company distributes dividends including the Surplus Amounts, the Surplus Amounts shall be paid to the Trustee and shall be released to Federmann together with the Released Shares on the Payment Date on account of which they were distributed.

5.5	In each of the events set forth in sections 5.3.2 or 5.3.3 above, Federmann shall pay Koor all the dividend amounts paid to Federmann (for the removal of any doubt, not including the Surplus Amounts) from the date of execution of this Agreement until the date of realization of the Trust Shares or their return to Koor, in connection with all the Realized Shares or the Returned Shares, as the case may be. The aforesaid dividend amounts shall be paid to Koor within 7 days of its written demand plus interest at the Interest Rate commencing on the date of actual receipt thereof by Federmann until the date of transfer thereof to Koor. Where Federmann fails to pay the full dividend amounts plus interest within the aforesaid 7 days, Arrearage Interest shall be added to these dividend amounts commencing upon the expiration of the aforesaid 7 days until the date of actual payment.

6.	The Trust Arrangement

6.1	The Trust Shares shall be held by the Trustee in trust to secure payment of any payment on the Payment Date (and Arrearage Interest, if any), pursuant to the provisions of the Trust Agreement which shall include, inter alia, the following arrangements:

6.1.1	On the Closing Date of the Transaction, the Trustee shall sign a general power of attorney for voting on the Trust Shares in favor of Federmann in the form attached to the Trust Agreement and shall transfer it to Federmann (the “Power of Attorney”). Should Federmann delay in making any payment on any Payment Date whatsoever (or any part thereof) or fail to pay such payment within 14 (fourteen) days, Koor shall deliver to Federmann by means of Federmann’s legal representative –M. Firon & Co. Law Offices (“Federmann’s Legal Representative”) and to the Trustee, a written notice in which the breach alleged by Federmann shall be set forth, supported by an affidavit of a senior officer of Koor (who shall declare, inter alia, that he is a senior officer of Koor), such notice including a demand for revocation of the Power of Attorney (the “Default Notice”). Immediately after receipt of the Default Notice, the Trustee shall transfer a true copy thereof to Federmann’s Legal Representative.
Upon the expiration of 10 (ten) days after the date on which a true copy of the Default Notice was delivered to Federmann’s Legal Representative by the Trustee, and if no injunction from a court reaches the Trustee by the expiration of the aforesaid 10 (ten) days prohibiting it from doing so, the Trustee shall deliver to Federmann, Koor and the Company a notice revoking the Power of Attorney.

6.1.2	To the extent that no Default Notice has been received, any dividend, apart from the Surplus Amounts (which shall be transferred to the Trustee pursuant to the provisions of the Trust Agreement) to be distributed for each of the Trust Shares shall be transferred directly to Federmann on the date on which it is distributed. On the Closing Date of the Transaction, the Trustee shall sign an appropriate notice to the Company in connection therewith in the form of Appendix 6.1.2 of this Agreement, and shall deliver it to Federmann for delivery thereof to the Company. Upon receipt of the Default Notice the Trustee shall notify the Company that any dividend to be paid by the Company commencing on that date on account of the Trust Shares in its possession shall be paid to the Trustee until receipt of a new notice on behalf of the Trustee.

6.1.3	The Trust Agreement shall set forth the circumstances in which the Trustee shall return the Trust Shares to Federmann or transfer them to Koor.

7.	Acts to Perform on the Closing Date of the Transaction

The Parties, Company and Trustee shall convene on the Closing Date of the Transaction at a place to be determined by the Parties and the Company and shall perform the following integrated acts simultaneously:

7.1	Koor shall deliver to the Company a letter signed by Yonatan Kolber informing of his resignation from the Board of Directors of the Company commencing on the Closing Date of the Transaction.

7.2	The Trustee shall sign a general power of attorney (the Power of Attorney as defined in section 6.1.1 above) and shall deliver it to Federmann.

7.3	The Trustee shall sign the notice to the Company in the form in Appendix 6.1.2 of this Agreement and shall deliver it to Federmann for delivery thereof to the Company.

7.4	Federmann shall deliver the Debenture to Koor, duly signed by Federmann.

7.5	The Parties shall deliver the Debenture and particulars of the mortgages and liens for registration to the Registrar of Companies and the Debenture and notice of pledge to the Registrar of Pledges and they shall receive a “received” stamp from them.

7.6	Federmann shall transfer from a bank whose identity shall be delivered to Koor in writing at least 2 Business Days prior to the Closing Date of the Transaction (the “Bank”) the payment on the First Payment Date in United States Dollars to Koor’s bank account at the same bank, the details of which shall be delivered to it in writing by Koor by the relevant Payment Date (in this section 7, the “Koor Account”).

7.6A	Koor shall receive confirmation from the Bank that the aforesaid amount was received in the Koor Account.

7.7	The Parties and the Trustee shall sign share transfer deeds in the form attached as Appendix 7.7(a) and Appendix 7.7(b) of this Agreement in connection with: (a) transfer of all the Sold Shares from Koor to Federmann; and (b) transfer of the Trust Shares from Federmann to the Trustee and the aforesaid share transfer deeds shall be delivered to the Company.

7.8	Koor shall deliver to the Company the share certificates including all the Sold Shares, a copy of which is attached hereto as Appendix 7.8(a) and Appendix 7.8(b) of this Agreement.

7.9	The Company: (a) shall record in the books of the Company the updated holdings of Koor, Federmann and the Trustee in the Company shares immediately after the Closing Date of the Transaction. The record of the Trustee in the books of the Company shall be accompanied by a note that it is the Trustee; and (b) shall issue to each of Federmann, Koor and the Trustee new share certificates in the form customary at the Company, reflecting the holdings of the Parties and the Trustee in the Company immediately after the Closing Date of the Transaction, with the Trustee being issued 4 share certificates, one for the part of the Trust Shares numbered 2,215,449 to 2,675,448 inclusive, second for the part of the Trust shares numbered 2,675,449 to 3,135,448 inclusive, third for the portion of the Trust Shares numbered 3,135,449 to 3,595,448 inclusive, and fourth for the part of the Trust Shares numbered 3,595,449 to 4,055,448 inclusive, each share certificate in the name of the Trustee shall mention the fact that it is Trustee.

7.10	The Shareholders Agreement shall become irrevocably null and void as set forth in section 11 below.

7.11	Koor shall present Federmann with a duly drawn up tax invoice in connection with VAT on the interest included in the payment on the First Payment Date.

7.12	Koor shall present Federmann with a valid certificate from the tax authorities on an exemption (full or partial) from the duty to deduct tax at source, as stated in section 13.2 below or alternatively, and at its sole discretion, it shall notify Federmann in writing that it has no such certificate in its possession. Wherever a valid certificate is not presented on full exemption from the duty to deduct tax at source – tax shall be duly deducted at source, and the deduction shall be treated as a payment to Koor for all intents and purposes.

All the above acts in this section 7 shall be deemed to have been performed simultaneously, no single act shall be deemed complete and no single document shall be deemed to have been delivered until all the acts have been completed at the same time and all the documents delivered.

8.	Acts to Perform at Each of the Other Payment Dates

At each relevant Payment Date (apart from the First Payment Date) the Parties, the Trustee and the Company shall convene at a place to be determined by the Parties and the Company and the following integrated acts shall be performed simultaneously:

8.1	Federmann shall transfer from a Bank whose identity shall be delivered to Koor in writing at least 2 Business Days prior to the relevant Payment Date (for the purposes of this section 8 only, the “Bank”) the payment on the relevant Payment Date in United States Dollars to the Koor Account at the same Bank, details of which shall be delivered to Federmann in writing by Koor prior to the relevant Payment Date.

8.1A	Koor shall receive confirmation from the Bank that the aforesaid amount was received in the Koor Account stated in section 8.1 above.

8.2	Koor and Federmann shall sign an amending document to the Debenture including a page on the particulars of the mortgages and liens and a pledge notice in the form attached to this Agreement as Appendix 8.2, under which the application of the lien and pledge registered under the Debenture at the Registrar of Companies and Registrar of Pledges shall be removed from the Shares Released on the relevant Payment Date (the “Amendment to the Debenture”).

8.3	The Parties shall deliver to the Registrar of Companies and the Registrar of Pledges the Amendment to the Debenture including the page on the particulars of the mortgages and liens and the pledge notice, signed as stated in section 8.2 above, and they will receive a “received” stamp from them.

8.4	Koor shall transfer an irrevocable and unconditional instruction in writing to the Trustee to transfer the Shares Released on the relevant Payment Date together with securities, dividends, including the Surplus Amounts, monies and/or other rights transferred and/or issued and/or allotted to the Trustee in connection therewith or in consideration therefor (if transferred and/or issued and/or allotted to the Trustee) to Federmann or to its order.

8.5	The Trustee and Federmann shall sign a share transfer deed in the form attached as Appendix 8.5 of this Agreement in connection with the transfer of the Shares Released on the relevant Payment Date to Federmann and shall deliver the share transfer deed to the Company.

8.6	The Trustee shall deliver to the Company the share certificates on account of the Shares Released on the relevant Payment Date.

8.7	The Company: (a) shall record in the books of the Company the updated holdings of the Trustee and Federmann in the shares of the Company as at the Payment Date; and (b) shall cancel the share certificate returned by the Trustee and shall issue to Federmann new share certificates in the customary form at the Company, reflecting the holdings of the Trustee and Federmann in the Company at the same Payment Date.

8.8	Koor shall provide Federmann with a duly drawn up tax invoice in connection with the VAT on the interest included in the payment on the Payment Date.

8.9	Koor shall provide Federmann with a valid certificate from the tax authorities on an exemption (full or partial) from the duty to deduct tax at source, as stated in section 13.2 below or, alternatively and at its sole discretion, it shall notify Federmann in writing that it is not in possession of such a certificate. Wherever a valid certificate is not presented on full exemption from the duty to deduct tax at source – tax shall be duly deducted at source, and the deduction shall be treated as payment to Koor for all intents and purposes.

All the acts stated in this section 8 above shall be deemed to have been performed simultaneously, no single act shall be deemed as complete, and no single document shall be deemed to have been delivered until all the acts have been completed at the same time and all the documents delivered.

9.	Right to Early Payment

9.1	Federmann may, upon prior written notice to be delivered to Koor and the Trustee, at least 7 days prior to the date to be determined in this notice (provided that it is a Business Day) advance the Payment Date of the balance of payments on the payment dates that have not been paid up to that date, in whole or in part (and in the case of “in part”, it shall set forth in its notice the payments on the Payment Dates whose payment date has been advanced) (“Early Payment Notice”), provided that no Early Payment Notice is delivered for an amount lower than $5,000,000 (Five Million Dollars).

9.2	Where an Early Payment Notice has been delivered as stated in section 9.1 above, all the provisions of section 8 above with respect to early payment determined in the Early Payment Notice as aforesaid, shall apply mutatis mutandis, with reference to the amount of the balance of payments on the payment dates that have not been paid prior to such date, whose payment shall be advanced as stated in the Early Payment Notice.

10.	Adjustments on Account of Distribution of Bonus Shares or Changes in Share Capital

10.1	To the extent that during the period from the date of execution of this Agreement until each of the Payment Dates one or more of the events set forth below occurs, the number of Shares Released on the relevant Payment Date shall be adjusted according to the following provisions:

10.1.1	Where the Company distributes bonus shares to its shareholders prior to any Payment Date whatsoever, as the case may be, the payment shall not be adjusted on the Payment Date, but the bonus shares shall be attached to the Shares Released on the Payment Date on account of the Shares Released on the Payment Date Free and Clear, without Federmann being required to pay a further payment on account thereof. At the time of distribution of the bonus shares as aforesaid on account of the Trust Shares, the aforesaid bonus shares shall be allotted to the Trustee and shall be deemed part of the Trust Shares and the first lien within the scope of the Debenture shall also apply thereto.

10.1.2	If the Company performs with its share capital any consolidation, reduction, distribution or any other act of similar effect, the number of Shares Released on the Payment Date (on any Payment Date) shall be adjusted according to the ratio of the consolidation or distribution and the (total) Consideration on the Payment Date shall not alter (although the price per share sold will vary accordingly).

10.2	If the Company offers the shareholders rights to acquire any securities whatsoever (“Rights”), then to the extent that the final date for realization of the Rights is later than the date of release of the Shares Released on the Payment Date (or if it falls on the same date) – such Rights shall also be held in trust and shall be subject to the lien under the Debenture and shall be released to Federmann or Koor (pursuant to the provisions of this Agreement) together with the Shares Released on the Payment Date with respect to which they were offered.

If the date for realization of the aforesaid Rights is prior to the date for release of the Shares Released on the Payment Date on account of which the Rights were offered –Federmann shall be entitled to realize the aforesaid Rights, in whole or in part, by a transfer of the Consideration on account thereof to the Company with a note that the Consideration is paid on account of the Rights offered in connection with the Rights Released on the Payment Date, or any part thereof. Securities allotted for Federmann under the aforesaid realization shall be held in trust and shall be subject to the lien and shall be released, subject to the following provisions, to Federmann together with the Shares Released on the Payment Date on account of which the Rights were allotted. Should, under the Trust Agreement, Koor be entitled to receive the Shares Released on the Payment Date on account of which the Rights were allotted, Koor shall be entitled, at its sole discretion, to pay Federmann on the date of receipt of the Shares Released on the Payment Date the amount for realization of the Rights, plus interest at the Interest Rate from the date on which Federmann paid the amount to realize the Rights until payment of the amount to Federmann and to receive together with the Shares Released on the Payment Date the securities to be allotted on account thereof by virtue of the realization of the Rights or to notify the Trustee that it may transfer the realized Securities to Federmann, and in such circumstances the realized Securities shall be transferred to Federmann.

10.3	All rights, monies or assets of any kind whatsoever to reach or to be offered by any entity whatsoever in lieu of the Trust Shares or in consideration therefor, including securities in any other corporation (within the scope of any merger, exchange of shares or any other event) shall be transferred to the Trustee’s possession and shall be encumbered pursuant to the provisions of the Debenture, and the provisions of this Agreement, the Trust Agreement and the Debenture shall apply thereto mutatis mutandis, as if they were the Trust Shares.

11.	Rescission of the Shareholders Agreement

The parties irrevocably agree that on the Closing Date of the Transaction the Shareholders Agreement, inclusive of all its clauses and appendices shall be null and void vis-à-vis any of the Parties thereto. Rescission of the Shareholders Agreement inclusive of all its clauses pursuant to the aforesaid prevails over any other provision included in the Shareholders Agreement, insofar as such provision exists. Without derogating from the generality of the aforesaid, it is hereby clarified that upon rescission of the Shareholders Agreement, Koor shall be free, at any time, to vote for Company shares remaining in its possession after the Closing Date of the Transaction (as well as for Trust Shares to be returned to it, if returned or realized, pursuant to the provisions of section 5.3 above) on any matter to be put on the agenda, at its sole discretion, and it shall also be entitled to all the rights deriving therefrom and it may perform any transaction therein, at its sole discretion. For the removal of doubt, it is clarified that rescission of this Agreement at any time after the Closing Date of the Transaction shall not bring with it any re-entry into force of the Shareholders Agreement, or any of its clauses or appendices.

12.	Reporting

The Parties shall coordinate in advance, if and wherever possible, subject to the provisions of any law and the timetables dictated under the provisions of any law, the text of any report, letter, notice or account published by any of the Parties in connection with their entering into this Agreement, fulfillment of the conditions hereunder and performance hereof.

13.	Taxes and Compulsory Payments

13.1	Unless stated elsewhere in this Agreement, each Party shall bear liability for the compulsory payments and taxes applying (if any) to it under the provisions of any law on sale or acquisition of the Sold Shares under this Agreement.

13.2	Should a duty to deduct tax at source apply to any payment whatsoever paid pursuant to the provisions of this Agreement, tax shall duly be deducted at source by the paying party, unless the Party receiving monies presents a valid certificate from the tax authorities on exemption from the duty to deduct tax at source.

13.3	Each Party shall bear its own expenses, including attorneys’ fees in connection with the drafting and performance of this Agreement.

13.4	Should any amount paid by one Party to the other Party under the provisions of this Agreement be liable to VAT under the provisions of any law, the paying party shall pay the other party the VAT amount simultaneously upon payment of such amount and in the same manner, at the legal rate, against receipt of a duly drawn up tax invoice.

13.5	At any date on which Federmann pays Koor interest, Koor shall deliver to Federmann a duly drawn up tax invoice for VAT on the interest.

14.	Miscellaneous

14.1	The Parties hereby waive any right of first refusal, right of first proposal, right of participation, priority right or any other right to which they are entitled in connection with transfer of the Sold Shares either by virtue of the Shareholders Agreement or by virtue of any other right or agreement.

14.2	This Agreement shall be governed by the law of the State of Israel. Exclusive jurisdiction in all matters in connection with this Agreement shall be vested solely in the courts within the jurisdiction of the district court of the city of Tel Aviv – Jaffa, and there shall be no jurisdiction vested in any other court.

14.3	No modification, amendment or addition, waiver, extension, concession or failure to exercise any right under this Agreement shall be valid unless made in an express document signed by all the Parties to the Agreement and they shall apply solely to the event expressed in the document as aforesaid and shall not derogate from the other rights of any Party whatsoever under this Agreement.

14.4	The Parties to this Agreement may extend or shorten any date stipulated in this Agreement and waive performance of any provision whatsoever in this Agreement, either on a one-time basis or on several occasions, by means of written notice signed by two senior officers of each of Federmann and Koor, without the necessity for further approval.

14.5	This Agreement fully encompasses, embodies, unifies, expresses and exhausts all the agreements of the Parties to the Agreement with respect to the matters included herein. Any promises, guarantees, written or verbal agreements, undertakings or representations with respect to the subject matter of this Agreement given or made by the Parties prior to entering into this Agreement, verbally or in writing and not expressly mentioned herein shall not add to, derogate from or alter the obligations and rights determined in this Agreement and the Parties shall not be bound by them, if any, commencing on the date of this Agreement. Without derogating from the generality of the aforesaid, the exchange of documents between the Parties prior to execution of this Agreement, including the drafts exchanged between them shall not affect the interpretation of this Agreement.

14.6	No conduct on the part of any of the Parties shall be deemed a waiver of any of its rights under this Agreement or under the provisions of any law, or as a waiver or consent on its part to any breach or non-fulfillment of the terms of this Agreement by the other Party or as granting a postponement or extension or as a modification, cancellation or addition to any term whatsoever, unless expressly made in writing.

14.7	The Parties to this Agreement may not, unless expressly stated otherwise in the body of this Agreement, assign or transfer their rights or obligations under this Agreement to any third party whatsoever or perform this Agreement by means of any third party whatsoever unless it has obtained the prior written consent of the other Party to the Agreement, and nothing in this Agreement shall grant any right whatsoever to any person not a party to the Agreement.

14.8	Where any of the Parties failed to enforce or delayed enforcement of any right whatsoever granted to it under this Agreement or under the provisions of any law in a particular instance or in a series of instances, this shall not be deemed a waiver of the aforesaid right or of any other rights whatsoever.

14.9	The Parties shall cooperate between themselves for the purpose of realizing the provisions of this Agreement and they shall assist each other as is reasonable and necessary, including signing any reasonable document, application or approval that may be required for this purpose.

14.10	Notices under this Agreement shall be delivered in writing to the addresses of the Parties as set forth at the head of this Agreement or to other addresses about which the Parties notified pursuant to the provisions of this section. Any notice sent by one Party to the other Party by registered mail shall be deemed to have reached its addressee upon the expiration of three days after the date of being handed in at the post office; a notice sent by personal delivery up to 17:00 hours on any Business Day whatsoever shall be deemed to have been received immediately upon delivery, and where it is delivered after 17:00 hours on any Business Day whatsoever it shall be deemed to have been received on the first Business Day after delivery thereof.

In witness whereof the parties hereto have hereunto set their hands and seals:

By	( - ) _______________________ Koor Industries Ltd. ( - ) _______________________ ( - ) _______________________	( - ) _____________________ Federmann Enterprises Ltd. by Messrs. Michael Federmann and Dov Ninveh

I, the undersigned, Heris Aktiengesellschaft hereby unconditionally certify my consent to the above provisions of this Agreement, including revocation of the Shareholders Agreement as defined above, as stated in section 11 above, and I hereby waive any right of first refusal or right of proposal which I am likely to have in connection with the transactions forming the subject matter of this Agreement.

( - ) ________________________________ Heris Aktiengesellschaft by Mr. Michael Federmann

(Part 1 (a))

SHARE TRANSFER DEED

I, the undersigned, Koor Industries Ltd. (public company no. 520014143) hereby transfer to Federmann Enterprises Ltd. (private company no. 512278391) (hereinafter: the “Transferee”) 50,000 ordinary shares of NIS 1 par value each marked by numbers 4,055,449 to 4,105,448 inclusive in Elbit Systems Ltd., public company no. 520043027, at a price of NIS 143.70 per share and a total of NIS 7,185,000 to be held by the said Transferee, its executors, administrators, attornies and transferees under all the conditions according to which I held them at the time of execution of this deed.

And I, the Transferee, agree to accept the aforementioned shares under the above conditions.

As witness to the signature in Tel Aviv

Date: November 21, 2006
Time: 10:20

Signature of Transferor: Witness to Signature: Signature of Transferee: Witness to Signature:	Koor Industries Ltd.

( - )
___________________________
Koor Industries Ltd.

( - )
________________________

Federmann Enterprises Ltd.
( - )
____________________
Federmann Enterprises Ltd.

( - )
_______________________
[illegible handwriting]

To,
Federmann Enterprises Ltd.

I hereby certify that 50,000 ordinary shares of NIS 1 par value each marked by numbers from 4,055,449 to 4,105,448 inclusive, of Elbit Systems Ltd., public company no. 520043027 (the “Company”) which you acquired from Koor Industries Ltd. (public company no. 520014143) were recorded in the books of the Company in the name of Federmann Enterprises Ltd. (private company no. 512278391).

A share certificate pursuant to the aforesaid shall be issued by the Company forthwith.

Date: April 27, 2006

Time: 10:25

Sincerely,
( — )

Ilan Pacholder
[illegible handwritten note]

Exhibit 9

Final

Appendix 2.1(A)

DEBENTURE

Made and entered into on this __ day of the month of _______, 2006

Whereas the undersigned, Federmann Enterprises Ltd. (private co. no. 512278391) (“Federmann”)

entered into an agreement with Koor Industries Ltd. (“Koor”) dated November 22, 2006 (hereinafter: the “Sale Agreement”) under which Federmann undertook to pay Koor the consideration (the “Consideration”) plus interest (the “Interest”) in several deferred payments for 1,840,000 shares in Elbit Systems Ltd. (the “Shares” and the “Company” respectively) which were transferred by Federmann on the closing date for the transaction forming the subject matter of the Sale Agreement to G.L.E. Trust Services Ltd. (the “Trustee”) in trust, all pursuant to the Sale Agreement.

Now therefore it was agreed that to secure full and exact payment of all the amounts that Federmann would owe Koor on account of, on the basis of or in connection with the Sale Agreement, including the Consideration for the Shares, Interest on the Consideration as aforesaid, arrearage interest, currency rate differentials and expenses of any kind whatsoever, including (but without derogating from the generality of the aforesaid) expenses, indemnities and Trustee fees, reasonable attorneys’ fees and any other expense incidental to initiating realization and execution office proceedings in the case of non-timely payment of the Consideration and to secure performance of all Federmann’s other undertakings to Koor under the Sale Agreement (hereinafter jointly referred to as the “Secured Amounts”), Federmann shall encumber in favor of Koor by a first fixed lien, unlimited in amount, as a condition for the transfer of the Shares and until full and final payment of the Secured Amounts, the Shares and any rights deriving from the Shares set forth in Appendix A of this Debenture (hereinafter: the “Encumbered Property” or the “Security”), all pursuant to the following terms.

Nature of the Debenture

1.	This Debenture has been drawn up to secure full and exact payment of the Secured Amounts owed and/or to be owed to Koor from Federmann in the future, payable prior to realization of the Securities to which this Debenture applies and/or thereafter, owed absolutely and/or conditionally, directly and/or indirectly without any limitation on amount.

Pledge and Lien

2.	As security for the full and exact payment of all the Secured Amounts, Federmann hereby encumbers in favor of Koor and its successors by a first lien and pledge of the Encumbered Property. The pledge and lien created under this Debenture shall apply to any right to damages and/or indemnification available to Federmann on account of the Encumbered Property.

Federmann’s Declarations

3.	Federmann hereby declares:

3.1	The Encumbered Property is not encumbered, pledged or attached in favor of any other persons.

3.2	The Encumbered Property is and shall remain, to the extent that this Debenture has not been cancelled and the lien fully paid off finally and absolutely, in the exclusive possession of the Trustee or any Trustee in lieu thereof upon the consent of the parties to the Sale Agreement.

3.3	There is not, nor shall there be, to the extent that the Debenture and lien on the Encumbered Property are not cancelled and the lien paid off finally, any restriction or condition under the provisions of any law or under any agreement applying to the transfer of the Encumbered Property or the encumbrance thereof, except for restrictions on transfer of and/or trading in the Shares imposed on shares which are not registered under U.S. securities laws.

3.4	To the extent that this Debenture has not been cancelled or the lien fully paid off finally and absolutely, the Shares constituting the Encumbered Property shall not be transferred to the ownership of any third party whatsoever and they shall be paid up in full, free and clear of any debt, encumbrance, pledge, right of lien, attachment, levy, claim, option or any other third party right of any kind whatsoever, including (without derogating from the generality of the aforesaid) a right of first refusal, a right of first proposal, right of participation or any other right, except for restrictions on transfer of and/or trading in the Shares imposed on shares which are not registered under U.S. securities laws.

3.5	It has authority to encumber the Encumbered Property.

Federmann’s Undertakings

4.	Federmann hereby undertakes the following, to the extent that the Secured Amounts have not been paid off:

4.1	Not to sell, transfer, assign, endorse or deliver all or part of the Encumbered Property, not to undertake to perform any of the acts stipulated above, not to permit any other to use the Encumbered Property in any manner whatsoever and not to permit any other to perform any act mentioned above without Koor’s prior written consent thereto.

4.2	To immediately notify Koor in the event of the imposition of an attachment, the initiation of any execution office proceedings or the filing of a petition for the appointment of a receiver over all or part of the Encumbered Property. Furthermore, to immediately notify the person imposing the attachment, the bailiff or the receiver of the lien in favor of Koor and to immediately and without delay, at its expense, initiate any measures to remove the attachment, cancel the execution office act or the appointment of the receiver, as the case may be.

4.3	Not to encumber or pledge in any mode or manner all or part of the Encumbered Property, including by a current lien, with rights equal, prior to or later than Koor’s rights, and not to assign any right whatsoever which Federmann possesses in all or part of the Encumbered Property without obtaining Koor’s prior written consent.

4.4	To fulfill any undertaking imposed on a shareholder under the provisions of any law and under the documents of incorporation of Elbit Systems Ltd., including, but not limited to timely payment of all taxes and compulsory payments imposed on the Encumbered Property or on the income derived therefrom, and to submit to Koor, at its demand, all receipts for the aforesaid payments. If Federmann fails to pay any of the aforesaid payments on time, Koor may (but is not obligated to), after having notified Federmann as far as possible and if in its discretion this is not sufficient to prejudice its rights, make the payment at its expense and charge it for reimbursement plus its actual Expenses and Arrearage Interest (as this term is defined in the Sale Agreement). These payments shall constitute an integral part of the Secured Amounts under this Debenture.

4.5	Not to initiate any action whatsoever and not to oppose the performance of any action and to do its utmost to prevent others from performing any action in connection with Federmann and/or the Encumbered Property which is likely to prejudice Koor’s ability to realize the Encumbered Property under this Debenture.

5.	Federmann undertakes to notify Koor immediately of:

5.1	Any of the acts mentioned in section 7 below within 48 hours of the date of becoming aware of such act.

5.2	Any case of any claim of any right whatsoever with respect to all or part of the Encumbered Property or of any execution office proceedings or other measures to realize all or part of the Encumbered Property;

5.3	Any petition filed for winding up of Federmann’s business or receivership of its assets or execution office proceedings against its assets and any resolution with respect to any change in Federmann’s company structure or any intention whatsoever to do so.

5.4	Any change of address.

Payment Dates

6.	Federmann hereby undertakes to pay Koor the Secured Amounts, or any part thereof, exactly on their payment dates, as determined in the Sale Agreement.

Rendering Immediately Payable and Realization of the Encumbered Property

7.	Koor may render the Secured Amounts immediately payable in the event of any breach by Federmann of any of its undertakings or representations under the Sale Agreement or this Debenture which is not remedied within 14 days of the date Koor delivered to Federmann a written warning with respect thereto (hereinafter: the “Breach”) and in the event of any delay of 14 or more days on Federmann’s part in the timely payment of any of the Secured Amounts under the Sale Agreement. Koor may render the Secured Amounts immediately payable after having given 3 Business Days written notice, without Koor being required to provide Federmann with any further time (unless expressly determined otherwise), as well as in each of the following events (which shall also be deemed a Breach for the purposes of this Debenture). Koor’s written notice shall set forth the circumstances in which the specific event applies from the following circumstances on which Koor is relying:

7.1	Federmann adopted a resolution on voluntary winding up, or an order was given for its winding up or receivership of its assets, or a stay of proceedings against it, or it applied to court for protection against its creditors, or a Trustee or special manager was appointed under the Companies Ordinance or under the provisions of any other law, or its name was expunged from the Companies Register, or if a resolution was adopted or a similar act performed to any of the aforesaid resolutions or acts or an application was filed to commence any proceeding concerned with adopting a resolution or performing any such act (and the proceeding was not cancelled within 15 days of the date of its commencement or filing the application for its commencement, if not filed by Federmann), or if Federmann performed any other act to liquidate its activities or business or sold or transferred to any third party whatsoever a significant part of its assets, or it failed to repay its loans or other obligations or a significant part thereof or it failed to pay Interest on account thereof, or it failed to meet any pecuniary obligation whatsoever which it owed under an absolute and final judgment;

7.2	Any attachment whatsoever was imposed (including an interim injunction, conditional attachment, permanent attachment or final attachment) or any execution office activity was initiated against any of Federmann’s assets or against a significant part thereof or on the Securities provided to secure Federmann’s undertakings and the execution office activities were not absolutely terminated or absolutely removed within 15 days of the date of imposition of the attachment or from the date of performing the execution office activity, as the case may be.

7.3	Where an attachment has been imposed on the Encumbered Property or Koor’s rights therein have been harmed or reduced in any other manner related to Federmann.

7.4	A significant deterioration in the economic state or business state of Federmann occurred in such manner as to throw into significant doubt Federmann’s ability to pay the Secured Amounts.

7.5	Where any permit, approval, license or consent whatsoever on the part of Federmann for the purpose of execution of the Sale Agreement by the parties and performance of Federmann’s undertakings thereunder, have been breached or are apparently absent.

7.6	Where any undertaking whatsoever on the part of Federmann vis-à-vis any other entity whatsoever entitling such entity to render Federmann’s significant debts and/or undertakings immediately payable has been breached.

7.7	The Sale Agreement was duly rescinded, in whole or in part, by Koor following breach thereof by Federmann.

8.	Cancelled with consent.

9.	Any receipt or consideration obtained from realization of the Encumbered Property (to the extent that it is realized by means of a sale of all or part of the Encumbered Property) shall be credited according to an arrangement to be chosen by Koor, on account of the Consideration and/or on account of the Interest and/or on account of the Arrearage Interest and/or collection expenses and/or on account of other amounts owed and/or to be owed to Koor under this Agreement and the Sale Agreement, as Koor shall determine at its sole discretion.

10.	Without derogating from the other provisions of this Debenture, no waiver, extension, discount, silence and/or the refraining from any act (“Waiver”) on the part of Koor with respect to non-fulfillment or partial or incorrect fulfillment of any undertaking whatsoever on the part of Federmann under this Debenture and/or any other undertaking vis-à-vis Koor within the scope of the Sale Agreement shall be deemed a Waiver on the part of Koor of any right whatsoever, merely a limited consent in the specific and limited circumstances in which it was given.

11.	Wherever the amounts were rendered immediately payable as stated in this Debenture and not paid by Federmann, Koor may exercise at any time any measures it deems fit to collect the Secured Amounts and realize its rights under this Debenture, including by realization of all or part of the Encumbered Property, and applying the proceeds thereof to pay off the Secured Amounts, without Koor being under any obligation to first realize other guarantees or securities, if any. For the purpose of the aforesaid, Koor may, by a court or the execution office, realize the Encumbered Property, inter alia by realization in kind (subject to the provisions of any law) or by the appointment of a receiver or a receiver and manager on its behalf who may, among other powers, have authority:

11.1	To receive possession of all or part of the Encumbered Property.

11.2	To sell or agree to the sale of all or part of the Encumbered Property, to transfer or agree to the transfer thereof in any other manner whatsoever, under the conditions it deems fit.

11.3	To act and perform any act necessary to obtain an exemption from payment of any tax, fee, levy, compulsory payment or any other payment applying or to apply, imposed or to be imposed under the provisions of any law, and to sign any declaration and/or document in connection therewith.

11.4	To make any other arrangement with respect to all or part of the Encumbered Property, as it deems fit.

Nature of Security

12.	The Security provided to Koor under this Debenture is perpetual and shall remain in force until Koor confirms in writing that this Debenture is cancelled. Koor shall grant its consent to the cancellation of this Debenture upon full and final payment of the Secured Amounts pursuant to the provisions of the Sale Agreement. The Security is not dependent on any other security which Koor received or shall receive from Federmann or from any other person or entity to secure Federmann’s undertakings and payment of the Secured Amounts, and it shall not affect or be affected by any other such security. Notwithstanding the aforesaid, on each Payment Date (as defined in the Sale Agreement) the Security shall be removed from the Shares Released on the Payment Date (with reference to the same Payment Date) and from any part of the Encumbered Property that was transferred, allotted and/or distributed in connection therewith or in consideration therefor, all as stated in the Sale Agreement.

13.	If Koor reaches a compromise or grants an extension or concession to Federmann, or any of Federmann’s undertakings in connection with the Secured Amounts is varied – this shall not alter the nature of the Security to which this Debenture applies, and in any event Federmann’s Security and the undertakings to which this Debenture applies shall remain fully in force.

14.	Koor may register all or part of the Security at any competent authority under the provisions of any law and/or in any public register (including but not limited to the Registrar of Companies and the Registrar of Pledges).

15.	Federmann and Koor shall deposit the Security delivered under this Debenture with the Trustee pursuant to the provisions of the Sale Agreement. The Trustee shall sign and transfer to Federmann a general power of attorney for voting on the Shares pursuant to the provisions of the Sale Agreement.

Notices and Warnings

16.	Any notice sent by one party to this Debenture to the other party by registered mail shall be deemed to have reached its destination three Business Days after its registration at the post office for despatch; in the case of delivery by courier service, it shall be deemed delivered on the day of delivery.

The Substantive Law and Jurisdiction

17.	This Debenture shall be governed by the laws of the State of Israel.

18.	Any dispute or disagreement between the parties in connection with the term, interpretation, performance, enforcement, breach or rescission of this Debenture shall be heard in the competent courts in the district of Tel Aviv – Jaffa, and no other court shall have jurisdiction.

In witness whereof Federmann has duly signed:

_________________________________ Federmann Enterprises Ltd.

(Appendix to Debenture)

APPENDIX A – DESCRIPTION OF THE ENCUMBERED PROPERTY

1,840,000 ordinary shares of NIS 1 par value each in Elbit Systems Ltd. (public company no. 520043027) numbered in the Company books from 2,215,449 to 4,055,448 inclusive (hereinafter: the “Encumbered Shares”) were registered in trust in the name of G.L.E. Trust Services Ltd. and with whom share certificates in respect thereof were deposited.

The lien shall also apply to:

A.

All shares and securities of any kind whatsoever convertible into or realizable as shares actually allotted from time to time in respect of the Encumbered Shares (including – and without derogating from the generality of the aforesaid – bonus shares of any kind and Rights (as defined in the Sale Agreement) and securities realized in consequence of realization of the aforesaid Rights); in addition to –

B.

All rights, monies, shares or assets of any kind whatsoever reaching or offered by any entity whatsoever in lieu of or in consideration for the Encumbered Shares, including securities in any other corporation (in the framework of a merger, exchange of shares or any other event) and any other right in connection with the Encumbered Shares not expressly vested in Federmann in the acquisition agreement.

C.	The Surplus Amounts, as defined in the Sale Agreement.

Appendix 8.2
[Debenture Amendment Deed]

DEED OF AMENDMENT OF A DEBENTURE

Made and executed on the ____day of ____ 2007
Amending a Debenture which was executed on the ___ day of _____ 2006

BY
FEDERMAN ENTERPRISES LTD.
(A Private Company No.512278391)
of 99 Hayarkon Street, Tel Aviv
((hereinafter: “Federman”)

IN FAVOR OF:
KOOR INDUSTRIES LTD.
(A Public Company No.520014143)
Triangle Tower (43rd Floor) Azrieli Center
Tel Aviv 67023
((hereinafter: “Koor”)

WHEREAS:	A debenture was executed by Federman on the ___ day of ____ in favor of Koor (hereinafter: "The Debenture"), by virtue of which 1,840,000 (one million, eight hundred and forty thousand) NIS 1 par value ordinary shares numbered from 2,215,449 up to and including 4,055,448 (hereinafter: "the Shares") in Elbit Industries Ltd (hereinafter: "the Company") were mortgaged and charged in favor of Koor;

AND WHEREAS:	A mortgage (hereinafter: "the Mortgage") numbered _______ over the shares pursuant to the Debenture was registered with the Registrar of Companies on the ______day of ________.

AND WHEREAS:	A Charge (hereinafter: "the Charge ") numbered _______ over the shares pursuant to the Debenture was registered with the Registrar of Pledges on the ______day of ________.

AND WHEREAS:	The parties to the Debenture wish to amend it as is specified hereunder.

Now therefore the parties hereto agree as follows:

1.	General

In this amendment the terms and expressions appearing herein shall have the meanings assigned to them in the Debenture in so far as such terms and expressions have not been expressly defined otherwise in this amendment.

2.	Amendments

The Debenture, the Mortgage and the Charge are amended to the effect that commencing from the date of execution of this Deed of Amendment of the Debenture, the following shall be released from the effect of the Mortgage and Charge: (1) 460,000 NIS 1 nominal value ordinary shares in the Company, whose numbers are _________ up to and including _____________; and (2) any part of the mortgaged property that has been transferred, allotted or distributed to the Trustee in connection with them and all as stated in the Sale Agreement as defined in the Debenture.

3.	For the removal of doubt, except for the amendments specified above, no other change in the Debenture, Mortgage or Pledge shall be valid.

AND IN WITNESS WHEREOF THE PARTIES HAVE DULY SIGNED
THIS ______DAY OF________:

_______________________________ Federman Enterprises Ltd.	_______________________________ Koor Industries Ltd.

Exhibit 10

Final Version

APPENDIX 2.1 (B)

A TRUST AGREEMENT

Made and entered into in Tel Aviv on the 22nd day of November 2006

BETWEEN:
FEDERMANN ENTERPRISES LTD.
(A Private Company No.512278391)
of 99 Hayarkon Street, Tel Aviv
(“Federmann”)

OF THE FIRST PART

AND:
KOOR INDUSTRIES LTD.
(A Public Company No.520014143)
Azrieli Center, Triangular Tower (43rd Floor)
Tel Aviv 67023
(“Koor”)

OF THE SECOND PART

AND:
G.L.E. TRUST SERVICES LTD.
(A Private Company No.511493587)
of 2 Weitzman Street (Europe-Israel House)
Tel Aviv 64239
(“the Trustee”)

OF THE THIRD PART

(Hereinafter: “the Parties”)

WHEREAS:	Koor and Federmann have, on the date of signature of this agreement, signed an agreement (“the sale agreement”) in which Koor will sell to Federmann, 2,300,000 Ordinary Shares of Elbit Systems Ltd. (hereinafter: “the Company”);

AND WHEREAS:	As part of the sale agreement the parties have agreed that in order to assure payment to Koor for sale of 1,840,000 Ordinary Shares of the Company (“the trust shares “), the trust shares will be held by the Trustee and will be released in accordance with the provisions of this Trust Agreement (“the trust”);

AND WHEREAS:	The parties wish to settle their relationships in the context of the trust, and all in the manner set forth in detail in this agreement and subject to the provisions herein contained;

IT HAS ACCORDINGLY BEEN DECLARED, AGREED AND STIPULATED
BETWEEN THE PARTIES AS FOLLOWS:

1.	Interpretation

Unless stated otherwise, the terms appearing in this agreement but which have not been defined herein, shall have the meanings assigned to them in the sale agreement.

“The Surplus Amounts”	In the event of the Company declaring, in relation to any calendar quarter, dividends of an amount per share accruing over the period of such quarter, which exceed 0.20 dollars, such portion of the dividends as is over and above 0.20 dollars per share in respect of the trust shares (as per the quantity thereof on the actual date of distribution of the dividends), shall constitute “surplus amounts”, and for the removal of doubt — such portion of the dividends of up to 0.20 dollars per share in reference to a calendar quarter in respect of the trust shares shall not constitute surplus amounts.

2.	Appointment of the Trustee

Federmann and Koor hereby irrevocably appoint the Trustee to act as Trustee commencing from the date of completion of the transaction and in accordance with the provisions of this agreement in relation to the trust shares (and in relation to all such securities and rights as have been allotted or assigned to the Trustee in connection with them or the proceeds thereof as stated hereunder in Section 5, as well as such dividends as have been distributed to the Trustee in respect of them, in so far as any have been distributed, and the profits of the trust that have accrued because of them, in so far as any have accrued). For the removal of doubt, Federmann and Koor may at any time, in a joint written instruction to the Trustee, terminate the trust under this agreement and in such a notification they may give it instructions as to whom the trust shares are to be transferred to as well as the additional assets (as such are defined below in Section 6.2).

3.	Transfer of the trust shares to the Trustee; actions on the date of completion of the transaction.

On the date of completion of the transaction the following combined actions will occur (as part of the actions on the completion date in accordance with the sale agreement):

3.1	Federmann will deliver the debenture to Koor it having been duly executed by Federmann.

3.2	Federmann and the Trustee will execute a share transfer deed, in connection with transfer of the trust shares from Federmann to the Trustee, in the form attached hereto as Appendix 7.7(b) to the sale agreement and which is for convenience attached to this agreement as Appendix 3.2, and Federmann will deliver the said share transfer deed to the Company.

3.3	On the same date Koor will deliver to the Company the share certificates that are in its possession, which include inter alia, all the sold shares, a copy of which is attached to the sale agreement as Appendix 7.8(a) and Appendix 7.8(b).

3.4	The Company:

3.4.1	Will register in the Company’s books, all the up to date holdings of Koor, Federmann and the Trustee in the Company’s shares immediately following the transaction completion date. Registration of the Trustee in the Company’s books will be accompanied by a notation to the effect of it being Trustee of the trust shares; and —

3.4.2	Will issue new share certificates to each of Federmann, Koor and the Trustee, in the Company’s usual form, reflecting the holdings of Koor, Federmann and the Trustee in the Company immediately after the completion date of the transaction, when 4 share certificates will be issued to the Trustee, one for the portion of the trust shares the numbers of which are from 2,215,449 to 2,675,448 inclusive, the second for the portion of the trust shares the numbers of which are from 2,675,499 to 3,135,448 inclusive, the third for the portion of the trust shares the numbers of which are from 3,135,449 to 3,595,448 inclusive, and the fourth for the portion of the trust shares the numbers of which are from 3,595,449 to 4,055,448 inclusive.

Every share certificate in the name of the Trustee shall mention the fact that it is the Trustee in respect of the trust shares.

3.5	The Trustee shall execute a general power of attorney, a copy of which is hereby attached as Appendix 3.5 and shall deliver it to Federmann.

3.6	The Trustee shall sign the notification to the Company, a copy of which is hereby attached as Appendix 3.6 and shall deliver it to Federmann for delivery to the Company. It is clarified that the Trustee need not examine whether the Company is performing all the provisions in terms of the notice and as to whether the amounts being remitted to it as dividends, if any, come within the definition of surplus amounts. In so far as such amounts are remitted to the Trustee, the Trustee will treat them as surplus amounts other than if the Trustee receives a written instruction from Federmann and Koor directing it otherwise.

3.7	Koor and Federmann will furnish the Trustee with written confirmation that all such terms and conditions in the sale agreement that were supposed to have been satisfied on the date of completion of the transaction have been satisfied, except for such terms and conditions as have been waived by Koor and Federmann.

All the foregoing actions specified in Section 3 herein, and in Section 7 of the sale agreement, shall be deemed to have been carried out contemporaneously; no isolated action shall be deemed to be complete and no single document shall be deemed to have been delivered, until all the actions are completed on the same occasion, and all the documents have been delivered.

4.	Exercise of rights arising from the trust shares

4.1	Commencing from the date of completion of the transaction and for as long as the Trustee is holding the trust shares or any part of them:

4.1.1	If Federmann is late in making any payment on time (or any part of such payment), and has not paid it within 14 (fourteen) days, Koor will serve written notice on Federmann through Federmann’s Attorney — the firm of M. Firon and Co.(“Federmann’s Attorney”) whose address is at 16 Abba Hillel Silver Road, Ramat Gan, and on the Trustee, and in which Federmann’s alleged breach shall be set out in detail, and supported by an affidavit of a senior officer of Koor (who shall make a declaration therein, inter alia, that he is a senior officer in Koor) with such notice including a demand for revocation of the power of attorney (“the Notice of Breach”). Shortly after receipt of the Notice of Breach the Trustee shall deliver a true copy thereof to Federmann’s Attorney. Within 10 (ten) days from the date on which a true copy of the Notice of Breach has been delivered to Federmann’s Attorney by the Trustee, and provided that within such 10 (ten) days it has not received a Court Injunction prohibiting it from doing so, the Trustee shall give notice to Federmann, Koor and the Company, whose address is at Matam Industrial Zone, Haifa, to the effect that the power of attorney has been revoked. It is clarified that in the case of revocation of the power of attorney the Trustee shall not exercise the voting rights attaching to the trust shares.

4.1.2	For as long as no Notice of Breach has been received by the Trustee, any dividend, except for the surplus amounts that are remitted to the Trustee, which is being distributed in respect of each of the trust shares, shall be remitted direct to Federmann on the date on which it is distributed. Upon receipt of the Notice of Breach the Trustee shall notify the Company in writing at the address stated above in Section 4.1.1, that any dividend paid by the Company starting from such date in respect of the trust shares in its possession shall be paid to the Trustee until receipt of further notice on behalf of the Trustee. Dividends that are received by the Trustee shall be held in the manner stated hereunder in Section 4.4.

4.1.3	Unless the Trustee is lawfully prohibited from doing so, any notice that reaches the Trustee in relation to the trust shares shall be forwarded by it to Federmann and to Koor.

4.2	It is clarified that the Trustee shall bear no liability in connection with the exercise by Federmann of rights in respect of the trust shares (and including voting rights). The parties hereby instruct the Trustee to refrain from exercising any discretion in relation to the exercise of or realization of rights arising from the trust shares and the Trustee shall refrain from exercising any right arising from the trust shares and it shall be absolved from any liability in relation to refraining from doing so, including liability as a shareholder.

4.3	For as long as no notice of breach has been received by the Trustee, all the additional assets (defined hereunder in Section 6.2, with the exception of dividends but including surplus amounts) that are received by the Trustee by virtue of the trust shares, if any are received, shall be held, deposited or invested, as the case may be, in accordance with explicit and clear written instructions of Federmann and Koor. In the absence of such instructions or in the absence of agreement between Koor and Federmann the Trustee shall deposit, invest, or hold them at its exclusive discretion and without any of the parties having any complaint in the matter, or, in so far as concerns sums of money, they shall be invested in dollar or shekel deposits upon such terms and conditions and for such periods, as are at the exclusive discretion of the Trustee and without any of the parties having any claim in the matter. Profits that accumulate in respect of the foregoing, if any, shall be remitted (after deduction of any commission, tax and other expenses that apply in respect of their management and holding by the Trustee) (“the profits”) in accordance with the provisions of this agreement, together with the amounts and/or rights in respect of which they have accumulated.

4.4	In the case of a Notice of breach being received by the Trustee, all the additional assets (as defined hereunder in Section 6.2) which are received by the Trustee by virtue of the trust shares, in so far as any are received — shall be held, deposited or invested, as the case may be, in accordance with explicit and clear written instructions of Federmann and Koor. In the absence of such instructions or in the absence of agreement between Koor and Federmann the Trustee shall deposit, invest, or hold them at its exclusive discretion and without any of the parties having any claim in the matter, or, in so far as concerns sums of money, they shall be invested in dollar or shekel deposits upon such terms and conditions and for such periods, as are at the exclusive discretion of the Trustee and without any of the parties having any complaint in the matter. Profits that accumulate in respect of the additional assets, if any, shall be remitted (after deduction of any commission, tax and other expenses that apply in respect of their management and holding by the Trustee) (together with the profits, “profits of the trust”) in accordance with the provisions of this agreement, together with the additional assets in respect of which they have accumulated.

4.5	The Trustee shall not be under an obligation to report any of the affairs of the trust to any of the parties, save where this has been expressly provided in this agreement. The Trustee will not be entitled to benefits from any amount that it holds in trust under this agreement but it will be entitled to set off commissions, taxes and any other expense or payment due to it in accordance with the provisions of this trust agreement for management of the trust shares (and any securities and rights which have been allotted or have been transferred to the Trustee in relation thereto or in consideration thereof as provided above [sic] in Section 5, as well as such dividends as have been distributed to the Trustee in respect of them, in so far as any have been distributed, and the profits of the trust that have accumulated in respect of them, in so far as any have accumulated).

4.6	The Trustee shall not bear any liability for tax, commission, levy, fee or any other expense or payment in connection with the performance of its obligations under this agreement, including in connection with the receipt, holding and transfer of the trust shares, the dividends and the profits of the trust, and Federmann and Koor shall jointly and severally indemnify the Trustee immediately upon its first demand in respect of any such liability that is imposed on it by any party or in respect of any expense or payment incurred.

4.7	In so far as the Trustee is legally liable to deduct tax at source, the Trustee shall make the required deduction unless it is furnished to its satisfaction with an exemption from deduction of tax at source.

5.	Adjustments

5.1	In so far as during the period from the date of signature of this agreement and until each of the payment days, one or more of the events specified hereunder occurs, the number of trust shares and the number of shares being released on the relevant payment date shall be adjusted in accordance with the following provisions:

5.1.1	If the Company distributes bonus shares to its shareholders prior to any payment date, as the case may be, there shall be added to the shares being released on such payment date, the bonus shares in respect of the shares being released on such payment date (whatever the payment date may be), they being free and unencumbered, and such bonus shares shall be deemed to be part of the shares being released on such payment date. At the time of distribution of the bonus shares in respect of the trust shares, the said bonus shares shall be allocated to the Trustee and share certificates shall be issued to the Trustee in respect thereof (according to the number of such share certificates in his possession at that time) and the Trustee shall be registered in the Company’s books as holding the said bonus shares in trust; in the case of a distribution of bonus shares as aforesaid, Federmann and Koor will serve a joint notice on the Trustee in which the total amount shall be specified of the bonus shares that are being allotted to the Trustee as well as the number of bonus shares included in such total amount as are to be released on any payment date.

5.1.2	If the Company carries out a consolidation of, reduction in or division of its share capital or any other action of similar effect, the number of trust shares and the number of shares being released on the payment date (whenever such payment date may occur), shall be adjusted pro rata to such consolidation or division, and the Company shall issue a share certificate to the Trustee instead of the old share certificate reflecting the revised number of trust shares.

5.2	If the Company offers its shareholders rights for the acquisition of any securities (“rights”) in such a case in so far as the last date for the exercise of such rights is later than the date of release of the shares being released on the payment date (or if it falls on the same day) such rights shall be vested even though they are in trust and shall be subject to the mortgage pursuant to the debenture and shall be released to Federmann or to Koor together with the shares being released on the payment date in respect of which they were offered in accordance with the provisions of Section 6 hereunder. Koor and Federmann shall give written notice regarding such rights and the shares being released to which such rights must be attributed.

If the date of exercise of the said rights is prior to the date of release of the shares being released on the payment date in respect of which such rights were offered, Federmann will be entitled to exercise the said rights, either wholly or partially, by remitting the consideration for them to the Company stating that the consideration is being paid for the rights that have been offered in relation to the shares being released on the payment date, or any part thereof. The securities that are to be allotted for Federmann by virtue of such exercise of rights shall be allotted to the Trustee and shall be held by it in trust and shall be released, subject to what is stated hereunder, to Federmann together with the shares being released on the payment date in respect of which they were allotted. The Trustee shall act in accordance with a written notice from Federmann and Koor in which the number of shares that have been allotted shall be specified as well as the date of payment on which such shares are to be released to Federmann.

If in accordance with the provisions of Section 6.2 hereunder, the Trustee transfers to Koor, the shares being released on the payment date in respect of which such rights were allotted, in that event the Trustee shall proceed in accordance with one of the two instructions that are stated in the written notice that is given to it and to Federmann’s Attorney, by Koor: [a] to transfer to Koor, together with the shares being released on the payment date, the securities that have been issued in respect thereof; or — [b] to transfer the securities that have been issued to Federmann.

5.3	All such rights, moneys or assets of any kind as are due or are offered by any party instead of the trust shares or in consideration for them, including securities in any other corporate body (as part of a merger, exchange of shares or any other event) shall be transferred to the disposal of the Trustee and shall be charged in accordance with the provisions of the debenture and the provisions of the trust agreement shall apply to them mutatis mutandis as if they had been trust shares. Where the Trustee has requested instructions regarding the way in which a particular asset is to be kept and/or held, which is not a security, Federmann shall give the Trustee instructions as to the manner in which it is to be held and shall bear all expenses of holding it.

6.	Transfer of the Trust Shares to Federmann or Koor

6.1	Transfer of the Trust Shares to Federmann.

On any relevant payment date (except for the first payment date) and subject to: (1) Koor not having previously furnished the Trustee with an authenticated decision of a Court or Execution Office by virtue of which a receiver has been appointed to realize the trust shares under the debenture; or — (2) the obligation of the Trustee to transfer the trust shares to Koor in accordance with the provisions of Section 6.2.2 hereunder, not having arisen, or — (3) Koor not having previously furnished the Trustee with an authenticated decision of a Court by virtue of which the Trustee is prohibited from transferring the trust shares to Federmann, the following combined actions shall be carried out simultaneously (as part of the actions on any relevant payment date in accordance with the sale agreement):

6.1.1	Koor and Federmann will sign a document amending the debenture including the page containing particulars of mortgages and charges and notice of mortgage in the form attached to the sale agreement as Appendix “8.2", according to which the legal effect of the mortgage and charge registered in accordance with the debenture with the Registrar of Companies and with the Registrar of Pledges, shall be removed from the shares being released on the relevant payment date.

6.1.2	Koor will deliver an irrevocable and unconditional written instruction to the Trustee to transfer the shares being released on the relevant payment date, together with securities, dividends, including the surplus amounts, moneys and/or any other rights that have been transferred and/or allotted and/or distributed to the Trustee in connection with them or in consideration for them (if any have been transferred to and/or allotted and/or distributed to the Trustee), to Federmann or to its order. Any such notice on behalf of Koor shall specify the number of shares that are to be transferred on such payment date and the amount, in so far as it is relevant, that is to be transferred to Federmann or to its order on such payment date. If on such payment date additional assets are also to be transferred, the notice shall specify the additional assets that are to be transferred to Federmann or to its order. The Trustee shall proceed solely in accordance with the instructions contained in such notice.

6.1.3	The Trustee and Federmann shall execute a share transfer deed in the form attached as Appendix 8.5 to the Sale Agreement, and which for convenience is attached to this Agreement as Appendix 6.1.3, and Federmann shall deliver such share transfer deed to the Company.

6.1.4	The Trustee shall deliver the share certificate to the Company in respect of the shares being released on the relevant payment date.

6.1.5	The Company:

6.1.5.1	Will register in the Company’s books the revised up to date holdings of the Trustee and Federmann in the Company’s shares as at such payment date. Registration of the Trustee in the Company’s books shall be accompanied by a note that it is the Trustee of the Trust shares; and-

6.1.5.2	The share certificate that has been returned by the Trustee shall be cancelled and new share certificates, in the Company’s usual form, shall be issued to Federmann, reflecting the holdings of Federmann and the Trustee in the Company on such payment date. The share certificate in the name of the Trustee shall state the fact that it is the Trustee in respect of the trust shares.

6.1.6	Koor and Federmann shall furnish the Trustee with written confirmation that all the terms and conditions under the sale agreement that were supposed to be satisfied on the relevant payment date, have been satisfied, except such terms and conditions as have been waived by Koor and Federmann; they shall also confirm in writing that all the actions under Section 6.1 herein and in Section 8 of the Sale Agreement have been completed and that the Trustee is obliged to act in accordance with Koor’s instruction as stated above in Section 6.1.2.

All the foregoing actions specified above in Section 6.1 herein, shall be deemed to be taken simultaneously, together with the further actions mentioned in Section 8 of the Sale Agreement; no isolated action shall be deemed as being complete and no single document shall be deemed to have been delivered until all such actions are completed on the same occasion and all the documents are delivered.

If Federmann gives notice of early payment to Koor, in accordance with the provisions of Section 9 of the Sale Agreement, a copy thereof shall also be delivered to the Trustee and all the foregoing provisions of Section 6.1 shall apply, mutatis mutandis, with regard to the date of early payment stipulated in such notice of early payment. In such early payment notice Federmann shall specify in detail the early payment date and the quantity of shares that is to be transferred to Federmann out of the trust shares at that date; if on that date no balance of the trust shares is being transferred, such notice shall specify the next date on which the trust shares will be released to Federmann and the number of shares that will be released at any time.

In the event of early payment, the share certificates held by the Trustee shall be replaced in order to reflect the revised up to date number of sold shares that are to be transferred on any payment date in view of such early payment. Furthermore, the amount of shares in the share transfer deeds shall be revised accordingly.

6.2	Transfer of the Trust Shares to Koor

Without derogating from any other legal right available to Koor, the Trustee shall transfer the trust shares in its possession together with such securities and rights as have been allotted or transferred to the Trustee in connection with them or in consideration for them as provided above in Section 5, as well as such dividends and/or surplus amounts as have been distributed to the Trustee in respect of them, in so far as any have been distributed, and the profits of the trust that have accumulated in respect of them, in so far as any have accumulated (“the additional assets”):

6.2.1	To a receiver appointed by a Court or Execution Office to realize the trust shares and the additional assets — in accordance with such instruction as the Trustee receives from the Court or the Execution Office, whichever is applicable, to transfer the trust shares and the additional assets to the receiver; or-

6.2.2	To Koor — in each of the following instances: (1) where Koor has given notice to the Trustee and to Federmann’ s Attorney in writing in which it is alleged that Federmann has committed a breach of the sale agreement by failing to make any one of the payments payable pursuant thereto on time on any relevant payment date concerning it, and the Trustee has not received from Federmann, within 14 days of the service of Koor’s notice on Federmann’s Attorney, written notice supported by an Affidavit of a senior officer of Federmann (in which a declaration is to be made inter alia, that he is a senior officer of Federmann) and which is duly certified by an Attorney, that Federmann has made the payment on the relevant date including late payment interest and which specifies the mode of and the date of payment, (and for the removal of doubt the Trustee will not be under an obligation to investigate the veracity of the Affidavit and/or its details including the details concerning the mode of payment, the amount of the payment and the date thereof); or the Trustee has not, within the said 14 days, been furnished with a duly authenticated Court Decision prohibiting it from transferring the trust shares and the additional assets; or (2) in accordance with a duly verified Court Decision, ordering the Trustee to transfer the trust shares and the additional assets to Koor.

7.	Limitation of Liability and Indemnification

7.1	Following transfer of all the trust shares (together with all such securities and rights as have been allotted to or transferred to the Trustee in connection with them or in consideration for them as provided above in Section 5, as well as such dividends and/or surplus amounts as have been distributed to the Trustee in respect of them, in so far as any have been distributed, and profits of the trust that have accumulated in respect of them, in so far as any have accumulated), the Trustee will be under no further obligation in relation to this agreement including in relation to the trust shares, the additional amounts, the dividends and profits of the trust held by it.

7.2	The Trustee shall act in connection with the Trust shares (and in connection with all such securities and rights as have been allotted to or transferred to the Trustee in connection with them or in consideration for them as provided above in Section 5, as well as such dividends and/or surplus amounts as have been distributed to the Trustee in respect of them, in so far as any have been distributed, and profits of the trust that have accumulated in respect of them, in so far as any have accumulated), only in accordance with this agreement or in accordance with a further agreement (in so far as there is one) that it receives, it being duly signed by it, by Federmann and by Koor

7.3	The Trustee will be entitled at its sole and absolute discretion to apply to a Court, Tribunal, Execution Office or any other competent authority in order to obtain instructions or clarifications regarding any action that it is required to take or to refrain from taking, under this agreement. Federmann and Koor shall between them bear such expenses as are involved in such an application in equal shares.

7.4	Federmann and Koor hereby instruct the Trustee to act in accordance with any instruction order or judgment of a Court, Arbitrator, Execution Office, or any other jurisdiction, or any instruction or order of a governmental authority in relation to an action that the Trustee is required to take or to refrain from taking under this agreement or in connection with the trust shares, the dividends, the surplus amounts and/or the profits of the trust, and neither Federmann nor Koor shall have any complaint, claim or demand against the Trustee, if it has acted in accordance with such an order or instruction even if it was opposed to such order or instruction and even where it becomes evident ex post facto that such instruction or order was made or given without due authority.

7.5	Where the Trustee has been given notice on behalf of one of the representatives enumerated hereunder, or has been given an instruction in accordance with this agreement by such representatives, it shall not be under any obligation to examine such notice or instruction or its veracity or the veracity of what is stated therein, or the veracity of the identity of the signatories of such notice or instruction, or the authority of the signatories to sign or send such notice or instruction, or whether what is stated therein correctly reflects the facts or the provisions contained in the sale agreement. Notice to the Trustee under this agreement may be given by furnishing copies of letters or other documents and the Trustee shall not be under any obligation to examine the veracity of such a copy. Federmann’s representatives for the purposes of this agreement shall be: Mr. Michael Federmann or Mr. Dov Ninveh or Federmann’s Attorney and Koor’s representatives for the purposes of this agreement shall be: Raanan Cohen or Shlomo Heller or Herzog, Fox, Neeman and Co., Koor’s Attorneys.

It is accordingly hereby clarified that notification of Koor or notification of Federmann in accordance with this agreement shall only be deemed due notice if it is signed by Federmann’s representative or Koor’s representative, as the case may be, who are specified above.

It is agreed that Koor or Federmann, as the case may be, may give the Trustee notice as to a change of their representatives provided that such notice is signed by the representative that preceded the new representative or by the Chairman of the Board of Directors of Koor or of Federmann, as the case may be.

7.6	Federmann and Koor hereby exempt the Trustee, its employees, managers, officers and anyone acting on its behalf, from liability for any act or omission committed by any of them under this agreement, except for an act or omission of the Trustee committed in bad faith, willfully or with gross negligence. Subject to the foregoing provisions of this Section 7.6, Federmann and Koor both undertake, jointly and severally, (in equal shares —having regard to the context of the relationships between them), to indemnify the Trustee within 7 days of receipt of the Trustee’s written demand, in respect of any damage or expense of any kind, and without limitation of the amount of such damage or expense caused to or incurred by the Trustee, any of its employees, managers, officers and/or anyone acting on its behalf in all matters pertaining to this agreement or to its implementation.

8.	Matters relating to the trust — miscellaneous.

8.1	The liabilities and obligations of the Trustee shall be those that are expressly stipulated in this Trust Agreement, and the Trustee shall not be under any liability or obligation that is not explicitly enumerated in this Trust Agreement. The Trustee will not be bound to take any action that is not explicitly stipulated in this Trust Agreement.

8.2	The Trustee may, appoint an agent/agents to act instead of it, whether an Attorney at law or otherwise, in order to take or to participate in the taking of actions that are required to be taken in relation to the trust in accordance with this agreement, including, and without derogating from the generality of the foregoing, the taking of legal proceedings. Federmann and Koor undertake, jointly and severally, (in equal shares — having regard to the context of the relationships between them), to bear the reasonable professional fees of any such agent.

8.3	The Trustee may, in the implementation of matters relating to the trust, proceed in accordance with the professional expert opinion and/or advice of any Lawyer, Accountant or any other expert, and the Trustee shall not be liable for any loss or damage caused as a result of any action and/or omission committed by it in reliance on such professional opinion or advice unless the Trustee has acted in bad faith, willfully or with gross negligence. Federmann and Koor undertake, jointly and severally, (in equal shares — having regard to the context of the relationships between them), to bear the reasonable professional fees of any such experts.

8.4	The Trustee will not be bound to take any action that imposes any financial obligation on it unless cover for such financial obligation on its part is assured to its complete satisfaction.

8.5	The Trustee will not be under any obligation to defend any legal proceeding that is instituted against it due to and/or as a result of the performance of its function under this Trust Agreement. The Trustee shall notify Koor and Federmann’s Attorney of any such legal proceeding shortly after becoming aware of it.

9.	Termination of the Trust

9.1	All the Trustee’s obligations under this agreement shall come to an end upon transfer of all the trust shares (and together with all such securities and rights as have been allotted to or transferred to the Trustee in connection with them or in consideration for them as provided above in Section 5, as well as all the dividends and/or the surplus amounts, that have been distributed to the Trustee, in so far as any have been distributed, and profits of the trust that have accumulated in respect of them , in so far as any have accumulated).

9.2	The Trustee may at any time transfer its rights and obligations under this agreement together with the trust shares (and together with all such securities and rights as have been allotted to or transferred to the Trustee in connection with them or in consideration for them as provided above in Section 5, as well as all the dividends and/or the surplus amounts, that have been distributed to the Trustee, in so far as any have been distributed, and profits of the trust that have accumulated in respect of them, in so far as any have accumulated), to another Trustee whose identity shall be approved in writing by Koor and Federmann, provided that the aforementioned approval of Koor and of Federmann shall not be withheld other than because of the existence of a material conflict of interests between either of them and the other Trustee or on other reasonable grounds. If the aforementioned approval of Koor and Federmann is not forthcoming within 7 days from the date of the Trustee’s written request to Koor and Federmann as aforesaid, and Koor and Federmann have not proposed an alternative Trustee agreed by them within the said period of seven days, the Trustee may transfer his rights and obligations under this agreement together with the trust shares (and together with all such securities and rights as have been allotted to or transferred to the Trustee in connection with them or in consideration for them as provided above in Section 5, as well as all the dividends and/or the surplus amounts, that have been distributed to the Trustee, in so far as any have been distributed, and profits of the trust that have accumulated in respect of them , in so far as any have accumulated), to another Trustee at its discretion.

9.3	In addition to the foregoing, the Trustee may rescind this agreement at its sole discretion if a date for completion of the transaction has not occurred by June 30, 2007 and the parties shall have no claim in relation thereto.

10.	The Trustee’s Professional Fee

10.1	The Trustee’s professional fee shall be on an hourly basis and according to the usual hourly tariff, as shall be charged from time to time, by the firm of Goldfarb, Levy, Eran, Meiri and Co. In addition the Trustee shall be entitled to cover for all such expenses and payments as it is obliged to incur or make, as the case may be, in connection with the performance of its function as Trustee under this Trust Agreement.

10.2	The foregoing payments shall be made monthly, and VAT shall be added to them as required by law.

10.3	Federmann and Koor will bear the foregoing payments between them in equal shares.

11.	General

11.1	In the event of conflict between the provisions of this agreement and the provisions of the sale agreement, then solely as regards the relationships between Koor and/or Federmann and the Trustee, the provisions of this agreement shall prevail. It is clarified that the Trustee will only act in accordance with the provisions of this agreement and will not be subject to the sale agreement.

11.2	Koor and Federmann acknowledge that the agreement of the Trustee to serve as Trustee and act in accordance with this agreement was given at their request and on the basis of their obligations vis a vis the Trustee as stated in this agreement.

11.3	Koor and Federmann hereby undertake vis a vis the Trustee to fully bear all its expenses incurred in relation to all matters involving the fulfillment of its function as Trustee and in all that pertains to this agreement and to its implementation and furthermore they permit the Trustee to deduct its expenses and professional fee from any amount held by it on their behalf.

11.4	Israeli Law shall apply to the provisions of this agreement. The exclusive place of jurisdiction in respect of any matter connected with its written provisions shall lie with the competent courts in the Tel Aviv -Jaffa District, and no other court shall have jurisdiction.

12.	Notifications

12.1	Notifications in accordance with this agreement shall be given in writing at the addresses of the parties as specified at the head of this agreement or at such other addresses as are notified by the parties in accordance with the provisions of this section. Any notification that is sent by one party to another by registered mail shall be deemed to have come to the knowledge of the addressee after three days have elapsed from the date of its delivery to the Post Office, and notification that is delivered personally by 5 p.m. on any business day — shall be deemed to have been received immediately upon its delivery, and if delivered after 5 p.m. on any business day — shall be deemed to have been delivered on the first day following its delivery.

12.2	This agreement may be signed in the form of several copies and all copies of this agreement shall together constitute one agreement.

AND IN WITNESS WHEREOF WE HAVE DULY SIGNED:

(-) _______________________ Koor Industries Ltd. By: _____________________________ G. L. E. Trust Services Ltd.	(-) ________________________ Federmann Enterprises Ltd. By: Messrs. Michael Federmann and Dov Ninveh